FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant’s name into English)

Paseo Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

BANCO DE CHILE AND SUBSIDIARIES   INTERIM CONSOLIDATED FINANCIAL STATEMENTS   For the periods ended as of June 30, 2017 and 2016 and December 31, 2016.

BANCO DE CHILE AND SUBSIDIARIES

(Translation of interim consolidated financial statements originally issued in Spanish)

INDEX

I.	Interim Consolidated Statements of Financial Position
II.	Interim Consolidated Statements of Income
III.	Interim Consolidated Statements of Other Comprehensive Income
IV.	Interim Consolidated Statements of Changes in Equity
V.	Interim Consolidated Statements of Cash Flows
VI.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month).
Ch$or CLP	=	Chilean pesos
US$or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
PEN	=	Peruvian Sol
CHF	=	Swiss Franc

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Standards of the Chilean Superintendency of Banks (“SBIF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended June 30, 2017 and December 31, 2016

(Free translation of interim financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	December
		2017	2016
ASSETS	Notes	MCh$	MCh$
Cash and due from banks	7	1,156,318	1,408,167
Transactions in the course of collection	7	901,313	376,252
Financial assets held-for-trading	8	1,867,111	1,405,781
Cash collateral on securities borrowed and reverse repurchase agreements	9	55,809	55,703
Derivative instruments	10	938,160	939,634
Loans and advances to banks	11	380,382	1,172,917
Loans to customers, net	12	25,043,464	24,775,543
Financial assets available-for-sale	13	937,738	367,985
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	34,813	32,588
Intangible assets	15	30,613	29,341
Property and equipment	16	215,500	219,082
Current tax assets	17	16,290	6,792
Deferred tax assets	17	296,353	306,030
Other assets	18	403,469	462,185
TOTAL ASSETS		32,277,333	31,558,000
LIABILITIES
Current accounts and other demand deposits	19	8,212,432	8,321,148
Transactions in the course of payment	7	657,276	194,982
Cash collateral on securities lent and repurchase agreements	9	186,082	216,817
Savings accounts and time deposits	20	10,544,640	10,552,901
Derivative instruments	10	968,315	1,002,087
Borrowings from financial institutions	21	1,121,958	1,040,026
Debt issued	22	6,609,678	6,177,927
Other financial obligations	23	152,571	186,199
Current tax liabilities	17	1,172	135
Deferred tax liabilities	17	27,928	24,317
Provisions	24	521,857	662,024
Other liabilities	25	289,592	292,026
TOTAL LIABILITIES		29,293,501	28,670,589
EQUITY	27
Attributable to Bank’s Owners:
Capital		2,271,401	2,138,047
Reserves		563,069	486,208
Other comprehensive income		(9,028)	(19,921)
Retained earnings:
Retained earnings from previous years		16,060	16,060
Income for the period		299,811	552,249
Less:
Provision for minimum dividends		(157,482)	(285,233)
Subtotal		2,983,831	2,887,410
Non-controlling interests		1	1
TOTAL EQUITY		2,983,832	2,887,411
TOTAL LIABILITIES AND EQUITY		32,277,333	31,558,000

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

1

Interim Consolidated Statements of Income

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the six-month ended June 30, 2017 and 2016

(Free translation of interim financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	June
	Notes	2017	2016
		MCh$	MCh$

Interest revenue	28	1,007,676	968,438
Interest expense	28	(380,655)	(362,166)
Net interest income		627,021	606,272

Income from fees and commissions	29	232,369	216,603
Expenses from fees and commissions	29	(56,949)	(58,846)
Net fees and commission income		175,420	157,757

Net financial operating income	30	26,707	99,260
Foreign exchange transactions, net	31	25,519	6,403
Other operating income	36	16,228	16,739
Total operating revenues		870,895	886,431

Provisions for loan losses	32	(125,218)	(157,759)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		745,677	728,672

Personnel expenses	33	(203,076)	(206,620)
Administrative expenses	34	(158,089)	(157,958)
Depreciation and amortization	35	(17,207)	(16,566)
Impairment	35	(1)	(4)
Other operating expenses	37	(11,222)	(18,592)

TOTAL OPERATING EXPENSES		(389,595)	(399,740)

NET OPERATING INCOME		356,082	328,932

Income attributable to associates	14	2,523	1,831
Income before income tax		358,605	330,763

Income tax	17	(58,794)	(47,251)

NET INCOME FOR THE PERIOD		299,811	283,512

Attributable to:
Bank’s Owners	27	299,811	283,512
Non-controlling interests		—	—

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share	27	3.07	2.90
Diluted net income per share	27	3.07	2.90

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

2

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF
OTHER COMPREHENSIVE INCOME

For the six-month ended June 30, 2017 and 2016

(Free translation of interim financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June 2017	June 2016
	Notes	MCh$	MCh$

CONSOLIDATED NET INCOME FOR THE PERIOD		299,811	283,512

Other comprehensive income that will be reclassified subsequently to profit or loss

Net gains (losses) on available-for-sale instruments valuation	13	3,821	(55,947)
Net gains (losses) on derivatives held as cash flow hedges	10	10,800	(6,394)
Gains (losses) on cumulative translation adjustment	27	—	(59)
Subtotal Other comprehensive income before income taxes		14,621	(62,400)

Income tax relating to the components of other comprehensive income that are reclassified in income for the period		(3,728)	14,963

Total other comprehensive income items that will be reclassified subsequently to profit or loss		10,893	(47,437)

Other comprehensive income that will not be reclassified subsequently to profit or loss

Adjustment for defined benefit plans		—	—

Subtotal other comprehensive income before income taxes		—	—

Income tax relating to the components of other comprehensive income that will not be reclassified to income for the period		—	—

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		—	—

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		310,704	236,075

Attributable to:
Bank’s Owners		310,704	236,075
Non-controlling interests		—	—

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share		3.18	2.42
Diluted net income per share		3.18	2.42

The accompanying notes 1 to 41 are an integral interim consolidated financial statements

3

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month ended June 30, 2017 and 2016

(Free translation of interim financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income				Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for-sale	Derivatives cash flow hedge	Cumulative translation adjustment	Income	Retained earnings from previous periods	Income (losses) for the period	Provision for minimum dividends	Attributable to equity holders of the parent	Non-controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Tax	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2015		2,041,173	31,809	358,807	52,418	22,951	59	(17,719)	16,060	558,995	(324,469)	2,740,084	3	2,740,087
Capitalization of retained earnings		96,874	—	—	—	—	—	—	—	(96,874)	—	—	—	—
Retention (release) of profits according to bylaws	27	—	—	95,467	—	—	—	—	—	(95,467)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	—	(366,654)	324,469	(42,185)	(2)	(42,187)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	(59)	—	—	—	—	(59)	—	(59)
Cash flow hedge adjustment, net		—	—	—	—	(6,394)	—	1,535	—	—	—	(4,859)	—	(4,859)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	(55,947)	—	—	13,428	—	—	—	(42,519)	—	(42,519)
Income for the period 2016		—	—	—	—	—	—	—	—	283,512	—	283,512	—	283,512
Provision for minimum dividends		—	—	—	—	—	—	—	—	—	(142,975)	(142,975)	—	(142,975)
Balances as of June 30, 2016		2,138,047	31,809	454,274	(3,529)	16,557	—	(2,756)	16,060	283,512	(142,975)	2,790,999	1	2,791,000
Defined benefit plans adjustment		—	124	—	—	—	—	—	—	—	—	124	—	124
Capital increase in other companies		—	1	—	—	—	—	—	—	—	—	1	—	1
Other comprehensive income:
Cumulative translation adjustment		—	—	—	—	—	—	—	—	—	—	—	—	—
Derivatives cash flow hedge, net		—	—	—	—	(44,087)	—	10,580	—	—	—	(33,507)	—	(33,507)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	4,376	—	—	(1,062)	—	—	—	3,314	—	3,314
Income for the period 2016		—	—	—	—	—	—	—	—	268,737	—	268,737	—	268,737
Provision for minimum dividends		—	—	—	—	—	—	—	—	—	(142,258)	(142,258)	—	(142,258)
Balances as of December 31, 2016		2,138,047	31,934	454,274	847	(27,530)	—	6,762	16,060	552,249	(285,233)	2,887,410	1	2,887,411
Capitalization of retained earnings		133,354	—	—	—	—	—	—	—	(133,354)	—	—	—	—
Retention (release) of profits according to bylaws	27	—	—	76,861	—	—	—	—	—	(76,861)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	—	(342,034)	285,233	(56,801)	—	(56,801)
Other comprehensive income:	27
Derivatives cash flow hedge, net		—	—	—	—	10,800	—	(2,754)	—	—	—	8,046	—	8,046
Valuation adjustment on available-for-sale instruments (net)		—	—	—	3,821	—	—	(974)	—	—	—	2,847	—	2,847
Income for the period 2017		—	—	—	—	—	—	—	—	299,811	—	299,811	—	299,811
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	—	(157,482)	(157,482)	—	(157,482)
Balances as of June 30, 2017		2,271,401	31,934	531,135	4,668	(16,730)	—	3,034	16,060	299,811	(157,482)	2,983,831	1	2,983,832

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

4

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month ended June 30, 2017 and 2016

(Free translation of interim financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June 2017	June 2016
	Notes	MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the period		299,811	283,512
Items that do not represent cash flows:
Depreciation and amortization	35	17,207	16,566
Impairment	35	1	4
Provision for loans and accounts receivable from customers and owed by banks	32	143,970	135,169
Provision of contingent loans	32	2,424	(8,418)
Additional provisions	32	—	52,075
Fair value adjustment of financial assets held-for-trading		(416)	(3,382)
Changes in assets and liabilities by deferred taxes	17	12,314	(19,263)
(Gain) loss attributable to investments in companies with significant influence, net	14	(2,096)	(1,527)
(Gain) loss from sales of assets received in lieu of payment, net	36	(2,189)	(2,845)
(Gain) loss on sales of property and equipment, net	36-37	(146)	(60)
Charge-offs of assets received in lieu of payment	37	1,634	2,516
Other charges (credits) to income that do not represent cash flows		178	(14,065)
Change in the exchange rate of assets and liabilities		6,089	30,018
Net interest variation, readjustment and accrued fees on assets and liabilities		21,947	(108,902)

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		792,492	304,371
(Increase) decrease in loans to customers		(394,647)	(205,071)
(Increase) decrease in financial assets held-for-trading, net		(352,199)	(509,444)
(Increase) decrease in other assets and liabilities		10,096	40,629
Increase (decrease) in current account and other demand deposits		(109,071)	(466,592)
Increase (decrease) in payables from repurchase agreements and security lending		(34,415)	(5,440)
Increase (decrease) in savings accounts and time deposits		(641)	677,734
Sale of assets received in lieu of payment or adjudicated		5,726	6,781
Total cash flows from operating activities		418,069	204,366

INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		(563,533)	242,410
Purchases of property and equipment	16	(9,102)	(12,697)
Sales of property and equipment		147	80
Purchases of intangible assets	15	(5,641)	(4,757)
Dividends received from investments in companies		861	810
Total cash flows from investing activities		(577,268)	225,846

FINANCING ACTIVITIES:
Redemption of letters of credit		(2,938)	(4,057)
Issuance of bonds	22	874,921	708,048
Redemption of bonds		(503,737)	(730,928)
Dividends paid	27	(342,034)	(366,654)
Increase (decrease) in borrowings from foreign financial institutions		81,979	(458,881)
Increase (decrease) in other financial obligations		(32,055)	(39,460)
Increase (decrease) in other obligations with Central Bank of Chile		(2)	(1)
Other long-term borrowings		35,921	17,794
Payment of other long-term borrowings		(37,263)	(19,231)
Total cash flows from financing activities		74,792	(893,370)

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE PERIOD		(84,407)	(463,158)

Effect of exchange rate changes		(6,089)	(30,018)

Cash and cash equivalents at beginning of period		2,096,980	2,093,908

Cash and cash equivalents at end of period	7	2,006,484	1,600,732

	June	June
	2017	2016
Operational Cash flow interest:	MCh$	MCh$

Interest received	973,653	904,419
Interest paid	(324,685)	(407,049)

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

5

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.       Corporate information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

Banco de Chile (or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendency”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in the areas of corporations and large companies, medium and small companies and personal and consumer banking. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory services and securitization.

Banco de Chile’s legal address is Paseo Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Consolidated Financial Statements of Banco de Chile, for the period ended June 30, 2017 were approved by the directors on July 27, 2017.

6

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.       Legal regulations, basis of preparation and other information:

(a)       Legal regulations:

The General Banking Law in its Article No. 15 authorizes the Chilean Superintendency of Banks (“SBIF”) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants, that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (“IASB”). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

(b)       Basis of preparation:

(b.1)	These Interim Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the Superintendency of Banks and Financial Institutions (“SBIF”).

(b.2)	The following table details the entities in which the Bank has controlling interest and that are therefore consolidated in these financial statements:

			Functional	Interest Owned
RUT	Subsidiaries	Country	Currency	Direct		Indirect		Total
				June	December	June	December	June	December
				2017	2016	2017	2016	2017	2016
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

7

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.       Legal regulations, basis of preparation and other information, continued:

(c)       Use of estimates and judgments:

Preparing the Interim Consolidated Financial Statements requires the Bank’s management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Actual results could differ from these estimated amounts. These estimates refer to:

1.       Useful life of intangible and property and equipment (Notes No.15 and No.16);

2.       Income taxes and deferred taxes (Note No. 17);

3.       Provisions (Note No. 24);

4.       Contingencies and Commitments (Note No. 26);

5.       Provision for loan losses (Note No. 11. No. 12 and No. 32);

6.       Fair value of financial assets and liabilities (Note No. 39).

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

During the period of June 30, 2017 there have been no significant changes in the estimates made.

(d)       Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Given the activities to which the Bank and its subsidiaries are engaged, the transactions of the Bank do not have a cyclical or seasonal nature. For this reason, specific breakdowns in these notes to the Interim Consolidated Financial Statements for the six-month period ended June 30, 2017 are not included.

(e)       Relative Importance:

In determining the information to be disclosed on the different items of the financial statements or other matters, the relative importance in relation to the financial statements of the period has been taken into account.

(f)       Reclassifications:

There have not been significant reclassifications at the end of this period 2017.

8

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.       New Accounting Pronouncements:

3.1 Accounting standards issued by IASB:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) which are not effective as of June 30, 2017:

IFRS 9 – Financial Instruments.

On July 24, 2014, the IASB concluded its improvement project on the accounting for financial instruments with the publication of IFRS 9 Financial Instruments.

This standard includes new requirements based on principles for the classification and measurement, introduces a “prospective” model of expected credit losses on impairment accounting and changes in hedge accounting.

The designation of the classification, determining how financial assets and liabilities are accounted for in the financial statements and, in particular, how they are measured. IFRS 9 introduces a new approach to the classification of financial assets, based on the entity’s business model for the management of financial assets and the characteristics of contractual flows.

In terms of impairment standard establishes a single model that applies to all financial instruments, thus eliminating a source of complexity associated with previous accounting requirements, which require a timely recognition of expected credit losses.

IFRS 9 introduces changes to the requirements for accounting hedge, and also new alternatives of strategies to use. The amendments means a substantial overhaul of hedge accounting that aligns the accounting treatment with risk management activities, enabling entities to better reflect these activities in their financial statements. In addition, as a result of these changes, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements.

This standard also established that the change in fair value that corresponds to own credit risk will be recorded in Other Comprehensive Income, thus reducing any eventual volatility that would be generated in the income of the entity as a result of its recognition. Earlier application of this improvement is permitted, prior to any other requirement of IFRS 9.

Mandatory adoption date is January 1, 2018. Early adoption is permitted.

Banco de Chile, as a securities issuer on the New York Stock Exchange (“NYSE”), carried out during the year 2016 an analysis of the differences between IFRS 9 and the current provisions contained in IAS 39. As a result, it has been initiated the execution of a work plan for the implementation of the new standard in order to comply with the required for the preparation and presentation of the annual report 20F to the Securities and Exchange Commission (“SEC”).

For the purpose of these financial statements, this rule has not yet been approved by the SBIF, an event that is required for its local application.

As of the date of issuance of these financial statements, it is not possible to quantify the impacts that will result from the adoption of this new standard.

9

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.       New Accounting Pronouncements, continued:

IFRS 15 – Revenue from Contracts with Customers.

In May 2014 was issued IFRS 15, which it has like purpose established the principles that will apply an entity to present useful information to users of financial statements about the nature, amount, opportunity and uncertainty of the income for ordinaries activities and cash flows that it is related to a contract with a client.

This new standard replace the following current standard and interpretations: IAS 18 – Revenue, IAS 11 – Construction contracts, IFRIC 13 – Customer Loyalty Programs, IFRIC 15 – Agreements for the Construction of Real State, IFRIC 18 – Transfers of Assets from Customers and SIC 31 – Revenue: Barter Transactions involving.

The new model will apply to all contracts with customers, except those that are inside to the scope of the others IFRS, such as leases, insurance contracts and financial instruments.

On April 12, 2016, IASB issued amendments to IFRS 15, clarifying requirements and providing a temporary relief to companies that are implementing the new standard.

In short the amendments clarify how:

-	Identify a performance obligation (the promise to transfer a good or service to a customer) in a contract;

-	Determining whether a company is the principal (the provider of a good or service) or an agent (the organization responsible for the good or service provided); and

-	Determine whether the product of a license must be recognized at a point in time or over time.

The date of application of this new standard starts in January 1, 2018, early adoption permitted.

Banco de Chile has conducted an initial review of the potential impacts of the adoption of IFRS 15, focused on fees and customer loyalty programs income. Regarding the review of the remaining contracts of the Bank and subsidiaries, a detailed review is being carried out to quantify the potential impact of the adoption of the mentioned standard.

IFRS 16 - Leases.

On January 2016 was issued IFRS 16, which has as purpose to establish principles to recognize, measurement, presentation and disclosure of leases contracts, for both lessee and lessor.

This new rule is no different to the previous rule, IAS 17 – Leases, related to the accounting treatment for the lessor. However, related to the lessee, the new rule requires recognize the assets and liabilities, so eliminate the differences between financial and operating lease.

The effective date of application is beginning January 1, 2019. Early adoption permitted but only if IFRS 15 - Revenue from contracts with customers is also applied.

Banco de Chile and its subsidiaries are evaluating the impact of the adoption of this standard.

10

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.        New Accounting Pronouncements, continued:

IAS 28 – Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements.

In September 2014, the IASB issued this amendment, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

On December 2015 the IASB agreed that the amendments should apply in the future, allowing its immediate application.

This amendment will not impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

IFRS 2 – Share-based payments.

In June 2016, the IASB made amendments to IFRS 2 related to the classification and measurement of transactions of share-based payment.

The amendments address the following areas:

●	Compliance conditions when share-based payments are settled in cash.

●	Classification of share-based transactions, net of withholding of income tax.

●	Accounting for changes made to the terms of the contracts which modify the classification of cash-settled payments or settled in equity shares.

The date of application of these amendments is from January 1, 2018, early adoption permitted.

Banco de Chile and its subsidiaries will have no impacts on the consolidated financial statements as a result of the adoption of this standard.

11

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.        New Accounting Pronouncements, continued:

IFRS 4 – Insurance contracts.

In September 2016, the IASB issued an amendment to IFRS 4 Insurance Contracts to address concerns arising from the application of new pronouncements included in IFRS 9.

The amendment introduces the following two approaches to those entities that issue insurance contracts:

●	An overlay approach, will give to all companies that issue insurance contracts the option to recognize in other comprehensive income rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new contract insurance rule is issued; and

●	A postponement approach, will give to companies whose activities are mostly connected with insurances an optional temporary exemption to the application of IFRS 9 until 2021. The Entities who defer the application of IFRS 9 will continue applying the existing financial instruments standard.

Banco de Chile and its subsidiaries will have no impact on the consolidated financial statements result on the adoption of this standard.

IAS 28 – Investments in associates and joint ventures.

In December 2016, the IASB issued the Annual Improvements to IFRS Cycle 2014-2016, which included the amendment to IAS 28. This amended to clarify that a venture capital organization or a mutual fund, investment trust and similar entities may choose to account for their investments in joint ventures and associates at fair value or using the equity method. The amendment also makes it clear that the method chosen for each investment should be made at the initial time.

The date of application of these amendments is from January 1, 2018.

This change has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

12

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.        New Accounting Pronouncements, continued:

IAS 40 – Investment Property.

IAS 40 requires that an asset be transferred to (or from), investment property only when there is a change in its use.

The amendment, issued in December 2016, clarifies that a change in management’s intentions for the use of a property does not provide, in isolation, evidence of a change in its use. An entity must, therefore, have taken observable actions to support such a change.

The date of application of these amendments is from January 1, 2018.

This change has no significant impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IFRIC 22 – Foreign Currency Transactions and Advance Consideration.

In December 2016, the IASB issued Interpretation IFRIC 22 “Foreign Currency Transactions and Advance Consideration”.

This Interpretation applies to a foreign currency transaction when an entity recognizes a non-financial asset or non-financial liability arising from the payment or collection of an early consideration before the entity recognizes the related asset, expense or income.

The IFRIC specifies that at the date of the transaction for the purpose of determining the exchange rate to be used in the initial recognition of the related asset, expense or income, it is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability that Arising from the payment or collection of the anticipated consideration. That is, the related income, expenses or assets should not be re-evaluated with changes in the exchange rates between the date of the initial recognition of the early consideration and the date of recognition of the transaction to which said consideration relates.

The date of application of these amendments is from January 1, 2018.

This interpretation has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

13

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.        New Accounting Pronouncements, continued:

IFRS 17 –Insurance Contracts.

In May 2017, the IASB issued this new standard for Insurance Contracts that will allow investors to better understand the risk exposure of insurers, their profitability and their financial position.

IFRS 17 solves the comparison problems created by IFRS 4 by requiring that all insurance contracts be accounted for consistently, benefiting both investors and insurance companies. Insurance obligations will be accounted by using current values, rather than historical cost. The information will be updated periodically, providing more useful information to the users of the financial statements

The date of application of these amendments is from January 1, 2021, early adoption permitted.

This standard will not impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

IFRIC 23 - Uncertainty over Income Tax Treatments.

In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments, developed by the IFRS Interpretations Committee. This interpretation indicates what disclosures should be made when there is uncertainty about the treatment followed by the entity to determine the income tax payable.

When it is not clear how the tax law applies to a particular transaction or circumstance, or if a tax authority accepts the tax treatment of a company. IAS 12 Income Taxes specifies how to account for current and deferred tax, but not how to reflect the effects of uncertainty. IFRIC 23 provides requirements in addition to the requirements of IAS 12 specifying how to reflect the effects of uncertainty in the accounting of income taxes.

The date of application of this interpretation is from January 1, 2019.

The Bank is evaluating the impact of this new interpretation.

3.2       Accounting standards issued by the Superintendency of Banks and Financial Institutions (“SBIF”):

On December 12, 2016, the Superintendency of Banks and Financial Institutions (“SBIF”) issued Circular No. 3,615, which establish that, as from 2017, the financial statements referred to as of June 30 of each year must be delivered to the SBIF with the respective review report of the interim financial information issued by its external auditors in accordance with the Generally Accepted Auditing Standards.

4.       Changes in Accounting policies and Disclosures:

During the period ended June 30, 2017, there have been no accounting changes that may significantly affect these interim condensed consolidated financial statements.

14

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5.       Relevant Events:

a)	On January 26, 2017 in the Ordinary Session No. BCH 2,853, the Board of Directors of the Bank of Chile resolved to call an Ordinary Shareholders’ Meeting to be held on March 23, 2017 with the purpose of proposing, among other matters, the distribution of the dividend No. 205 of $2.92173783704 pear each of the 97,624,347,430 shares, payable against net distributable income for the year ended December 31, 2016, corresponding to 60% of such income.

In addition, the Board of Directors resolved to convene an Extraordinary Shareholders’ Meeting to be held on the same date, in order to propose, among other matters, the capitalization of 40% of the Bank’s net distributable income obtained during the fiscal year ending on December 31st, 2016, through the issuance of fully paid-in shares, without nominal value, determined at a value of $73.28 per share, which will be distributed among the shareholders at the rate of 0.02658058439 shares per share and adopting the necessary agreements subject to the exercise of the options provided for in article 31 of Law No. 19,396.

b)	On February 9, 2017 according to articles 19 et seq. of Law 19,913, the Financial Analysis Unit (“Unidad de Analisis Financiero”) that belongs to the Chilean Ministry of Finance imposed to Banco de Chile an administrative warning and fine of UF 500 on Banco de Chile in relation to the erroneous sending to that Unit, of the information contained in article 5 of the aforementioned law, for the period between April 2011 and June 2012.

c)	On March 21, 2017, due to changes in the comprises of the Board of Directors of the subsidiary Banchile Securitizadora S.A. in the course of the last year and in accordance with the law and the bylaws, the Board of Directors was completely renewed.

In accordance with the is established in articles seventh and eighth of the by-laws, the following persons were unanimously elected as Directors: Pablo Granifo Lavín, Juan Alberdi Monforte, Eduardo Ebensperger Orrego, José Miguel Quintana Malfanti and Marcos Frontaura De La Maza, who remains in office for the statutory period of three-years term, that is, until the Ordinary Shareholders’ Meeting to be held in 2020.

d)	On March 23, 2017, the Ordinary Shareholders’ Meeting approved the dividend No.205 corresponding to CLP$2.92173783704 per share, payable against net distributable income for the year 2016. In addition, at the Extraordinary Shareholders Meeting held on the same date, agreed to capitalize 40% of the net distributable profit for 2016, through the issuance of fully paid-in shares with no par value, with a value of Ch$73.28 per share.

15

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5. Relevant Events, continued:

e)	At the Ordinary Shareholders’ Meeting of this institution held on March 23, 2017, it was proceeded to the election of the Board of Directors, due to the end of the legal and statutory three years term with respect to the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as Directors for a new three years term:

Directors:	Andrés Ergas Heymann
	Alfredo Ergas Segal	(Independent)
	Jaime Estévez Valencia	(Independent)
Jane Fraser
Pablo Granifo Lavín
Samuel Libnic
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Gonzalo Menéndez Duque
Francisco Pérez Mackenna
Juan Enrique Pino Visinteiner

First Alternate Director:	Rodrigo Manubens Moltedo
Second Alternate Director:	Thomas Fürst Freiwirth	(Independent)

Moreover, in Ordinary Session No.BCH 2,856 held on March 23, 2017, the Board of Directors of the Bank of Chile agreed the following nominations and appointments:

President:	Pablo Granifo Lavín
Vice President:	Andrónico Luksic Craig
Vice President:	Jane Fraser
Board advisor:	Hernán Büchi Buc

f)	On March 28, 2017, the Central Bank of Chile has communicated to Banco de Chile that the Board (Consejo) of such institution, in Special Session No 2051E, held on March 27, 2017, considering the resolutions adopted by the shareholders’ meetings of Banco de Chile of March 23, 2017, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 40% of the net income obtained during the year ending on December 31, 2016, resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to the letter b) of the article 31 of the law No. 19.396, regarding the modification of the way of payment of the subordinated obligation and other applicable legislation.

16

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.       Segment Reporting:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:	Corresponds to companies and corporations controlled by the Bank, though its management is related to the segments mentioned previously, the income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

- Banchile Administradora General de Fondos S.A.
- Banchile Asesoría Financiera S.A.
- Banchile Corredores de Seguros Ltda.
- Banchile Corredores de Bolsa S.A.
- Banchile Securitizadora S.A.
- Socofin S.A.

17

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.       Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions, net of provisions and expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation.

●	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended June 30, 2017 and 2016, there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

18

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.         Segment Reporting, continued:

The following table presents the income by segment for the periods ended June 2017 and 2016 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries (*)		Subtotal		Consolidation adjustment		Total
	June	June	June	June	June	June	June	June	June	June	June	June	June	June
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	461,750	429,997	168,347	170,695	(1,555)	7,152	(2,662)	(2,112)	625,880	605,732	1,141	540	627,021	606,272
Net commissions income (loss)	94,185	83,265	22,176	21,382	(1,234)	(994)	66,059	59,093	181,186	162,746	(5,766)	(4,989)	175,420	157,757
Other operating income	20,949	74,917	18,201	11,743	17,681	25,280	14,189	12,256	71,020	124,196	(2,566)	(1,794)	68,454	122,402
Total operating revenue	576,884	588,179	208,724	203,820	14,892	31,438	77,586	69,237	878,086	892,674	(7,191)	(6,243)	870,895	886,431
Provision for loan losses	(133,683)	(154,807)	8,485	(2,948)	—	—	(20)	(4)	(125,218)	(157,759)	—	—	(125,218)	(157,759)
Depreciation and amortization	(13,560)	(12,530)	(2,208)	(2,429)	(73)	(87)	(1,366)	(1,520)	(17,207)	(16,566)	—	—	(17,207)	(16,566)
Other operating expenses	(253,912)	(256,991)	(73,031)	(77,023)	(2,654)	(2,917)	(49,982)	(52,486)	(379,579)	(389,417)	7,191	6,243	(372,388)	(383,174)
Income attributable to associates	1,465	1,151	571	380	59	38	428	262	2,523	1,831	—	—	2,523	1,831
Income before income taxes	177,194	165,002	142,541	121,800	12,224	28,472	26,646	15,489	358,605	330,763	—	—	358,605	330,763
Income taxes													(58,794)	(47,251)
Income after income taxes													299,811	283,512

(*)	On December 30, 2016, it was informed the dissolution and merger of the subsidiary Promarket S.A. Therefore and for purposes of an adequate comparison of this disclosure, the figures for the retail segment for the year 2016 have been restated.

The following table presents assets and liabilities of the periods ended June 30, 2017 and December 31, 2016 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	15,348,339	15,427,024	11,020,732	11,358,447	4,911,761	4,061,181	865,785	535,727	32,146,617	31,382,379	(181,927)	(137,201)	31,964,690	31,245,178
Current and deferred taxes													312,643	312,822
Total assets													32,277,333	31,558,000

Liabilities	12,674,099	10,249,668	7,937,916	10,268,861	8,344,768	7,874,356	489,545	390,453	29,446,328	28,783,338	(181,927)	(137,201)	29,264,401	28,646,137
Current and deferred taxes													29,100	24,452
Total liabilities													29,293,501	28,670,589

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

7.    Cash and Cash Equivalents:

(a)	The detail of the balances included under cash and cash equivalents and their reconciliation with the statement of cash flows at the end of each period is as follows:

	June	December
	2017	2016
	MCh$	MCh$
Cash and due from banks:
Cash (*)	568,887	665,464
Deposit in Chilean Central Bank (*)	162,028	118,501
Deposits in other domestic banks	7,373	8,433
Deposits abroad	418,030	615,769
Subtotal - Cash and due from banks	1,156,318	1,408,167

Net transactions in the course of collection	244,037	181,270
Highly liquid financial instruments	569,754	467,593
Repurchase agreements	36,375	39,950
Total cash and cash equivalents	2,006,484	2,096,980

(*)	Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(b)	Transactions in course of settlement:

Transactions in course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	June	December
	2017	2016
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	211,431	191,105
Funds receivable	689,882	185,147
Subtotal transactions in the course of collection	901,313	376,252

Liabilities
Funds payable	(657,276)	(194,982)
Subtotal transactions in the course of payment	(657,276)	(194,982)
Net transactions in the course of settlement	244,037	181,270

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

8.        Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	June	December
	2017	2016
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank of Chile bonds	146,045	30,546
Central Bank of Chile promissory notes	682,305	393,019
Other instruments issued by the Chilean Government and Central Bank	383,324	58,781

Other instruments issued in Chile
Bonds from other domestic companies	1,939	—
Bonds from domestic banks	35	21
Deposits in domestic banks	614,966	896,534
Other instruments issued in Chile	963	672

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	385

Mutual fund investments:
Funds managed by related companies	37,534	25,823
Funds managed by third-party	—	—
Total	1,867,111	1,405,781

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under agreements to repurchase to customers and financial instruments, by an amount of Ch$13,659 million as of June 30, 2017 (Ch$21,789 million as of December 31, 2016). Repurchase agreements have an average expiration of 4 days as of period-end (4 days in December 2016). Furthermore, are maintained instruments that guarantee margins for offset transactions of derivatives through Comder Contraparte Central S.A. for an amount of Ch$13,477 million as of June 30, 2017 (Ch$9,945 million as of December 31, 2016).

Under “Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to Ch$112,991 million as of June 30, 2017 (Ch$159,803 million as of December 31, 2016). The repurchase agreements have an average maturity of 4 days at the end of the period 2017 (10 days in December 2016).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$17,342 million as of June 30, 2017 (Ch$19,649 million as of December 31, 2016), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

9.     Cash collateral on securities borrowed and reverse repurchase agreements:

(a)	Rights for repurchase contracts: The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of June 30, 2017 and December 31, 2016, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	36,687	30,963	16,088	21,967	3,034	2,773	—	—	—	—	—	—	55,809	55,703

Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	36,687	30,963	16,088	21,967	3,034	2,773	—	—	—	—	—	—	55,809	55,703

Securities received:

The Bank has received securities that it is allowed to sell or pledge in the absence of default by the owner. As of June 30, 2017 the Bank and its subsidiaries held securities on resale agreements with a fair value of Ch$53,845 million (Ch$54,499 million as of December, 2016).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

9.    Cash collateral on securities lent and repurchase agreements, continued:

(b)	Liabilities for repurchase contracts: The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate. As of June 30, 2017 and December 31, 2016, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	5,934	10,568	—	—	—	—	—	—	—	—	—	—	5,934	10,568
Central Bank promissory notes	13,659	16,165			—	—	—	—	—	—	—	—	13,659	16,165
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	142,668	174,078	10,172	16,006	—	—	—	—	—	—	—	—	152,840	190,084
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	13,649	—	—	—	—	—	—	—	—	—	—	—	13,649	—

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	175,910	200,811	10,172	16,006	—	—	—	—	—	—	—	—	186,082	216,817

Securities sold:

The fair value of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of June 30, 2017 is Ch$172,371 million (Ch$223,721 million in December 2016). The counterparty is allowed to sell or pledge those securities in the absence of default by the Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

10.  Derivative Instruments and Accounting Hedges:

(a)	As of June 30, 2017 and December 31, 2016, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	—	—	—	—	—	—	15,384	16,721	—	—	4,085	4,304
Interest rate swap	—	—	3,320	—	—	10,726	49,726	50,213	33,170	19,777	27,379	41,365	146	218	5,468	5,989
Total derivatives held for hedging purposes	—	—	3,320	—	—	10,726	49,726	50,213	33,170	19,777	42,763	58,086	146	218	9,553	10,293

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	77,880	—	—	—	211,993	203,882	439,095	546,729	30,721	30,883	427,970	416,507	77,991	63,482	40,723	45,722
Total derivatives held as cash flow hedges	77,880	—	—	—	211,993	203,882	439,095	546,729	30,721	30,883	427,970	416,507	77,991	63,482	40,723	45,722

Trading derivatives
Currency forward	6,415,148	5,464,265	5,825,662	6,186,901	12,313,922	10,373,905	1,434,567	740,167	67,830	53,336	6,639	6,704	153,512	163,701	156,258	138,574
Interest rate forward	6,000	—	—	—	—	—	—	—	—	—	—	—	14	—	—	—
Interest rate swap	1,862,472	1,146,528	2,450,017	4,015,500	10,902,899	7,430,120	12,020,257	10,543,378	5,104,977	4,924,193	7,068,406	6,837,254	287,412	253,307	280,812	249,930
Cross currency swap	64,719	185,592	403,205	563,299	1,381,678	1,512,446	2,761,436	1,999,817	2,037,563	1,641,551	3,321,042	3,239,685	417,054	455,784	477,918	554,722
Call currency options	20,697	31,432	37,312	51,502	132,407	80,547	4,183	10,579	—	—	—	—	1,039	1,558	1,118	1,979
Put currency options	11,563	19,175	32,746	29,093	95,225	63,862	8,166	10,579	—	—	—	—	992	1,584	1,933	867
Total trading derivatives	8,380,599	6,846,992	8,748,942	10,846,295	24,826,131	19,460,880	16,228,609	13,304,520	7,210,370	6,619,080	10,396,087	10,083,643	860,023	875,934	918,039	946,072

Total	8,458,479	6,846,992	8,752,262	10,846,295	25,038,124	19,675,488	16,717,430	13,901,462	7,274,261	6,669,740	10,866,820	10,558,236	938,160	939,634	968,315	1,002,087

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

10.  Derivative Instruments and Accounting Hedges, continued:

(b)	Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments. The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of June 30, 2017 and December 31, 2016:

	June	December
	2017	2016
	MCh$	MCh$
Hedge element
Commercial loans	15,384	16,721
Corporate bonds	113,595	122,081

Hedge instrument
Cross currency swap	15,384	16,721
Interest rate swap	113,595	122,081

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Peruvian Sol, Swiss Franc, Japanese Yens and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the income financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

10.   Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	(1,276)	(552)	(2,553)	(1,105)	(2,553)	(1,105)	(84,973)	(35,467)	(91,355)	(38,229)
Corporate Bond HKD	—	—	(4,349)	—	(7,607)	(12,144)	(74,072)	(76,922)	(20,730)	(21,084)	(330,998)	(338,517)	(437,756)	(448,667)
Corporate Bond PEN	—	—	—	—	(15,623)	(15,614)	—	—	—	—	—	—	(15,623)	(15,614)
Corporate Bond CHF	—	—	—	(1,031)	(178,055)	(87,308)	(212,743)	(370,926)	(519)	(495)	(104,534)	(99,748)	(495,851)	(559,508)
Obligation USD	(81)	(531)	(234)	—	(47,235)	(115,113)	(100,041)	(101,478)	—	—	—	—	(147,591)	(217,122)
Corporate Bond JPY	—	—	(316)	(306)	(640)	(623)	(77,032)	(46,415)	(30,177)	(29,418)	—	(28,866)	(108,165)	(105,628)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	—	—	1,276	552	2,553	1,105	2,553	1,105	84,973	35,467	91,355	38,229
Cross Currency Swap HKD	—	—	4,349	—	7,607	12,144	74,072	76,922	20,730	21,084	330,998	338,517	437,756	448,667
Cross Currency Swap PEN	—	—	—	—	15,623	15,614	—	—	—	—	—	—	15,623	15,614
Cross Currency Swap CHF	—	—	—	1,031	178,055	87,308	212,743	370,926	519	495	104,534	99,748	495,851	559,508
Cross Currency Swap USD	81	531	234	—	47,235	115,113	100,041	101,478	—	—	—	—	147,591	217,122
Cross Currency Swap JPY	—	—	316	306	640	623	77,032	46,415	30,177	29,418	—	28,866	108,165	105,628

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

10.   Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	79,031	1,155	5,552	2,304	236,338	232,833	478,852	592,204	55,220	54,094	485,453	470,207	1,340,446	1,352,797

Hedge instrument
Outflows:
Cross Currency Swap HKD	—	—	(3,192)	—	(6,188)	(9,253)	(66,457)	(66,278)	(16,276)	(16,091)	(290,126)	(288,322)	(382,239)	(379,944)
Cross Currency Swap PEN	—	—	—	—	(16,530)	(16,588)	—	—	—	—	—	—	(16,530)	(16,588)
Cross Currency Swap JPY	—	—	(1,063)	(1,043)	(1,882)	(1,867)	(83,299)	(52,107)	(32,374)	(32,878)	—	(30,761)	(118,618)	(118,656)
Cross Currency Swap USD	—	—	—	—	(52,647)	(114,210)	(108,998)	(108,690)	—	—	—	—	(161,645)	(222,900)
Cross Currency Swap CHF	(79,031)	(1,155)	(1,297)	(1,261)	(157,346)	(89,876)	(216,595)	(363,045)	(3,596)	(3,560)	(109,718)	(109,592)	(567,583)	(568,489)
Cross Currency Swap EUR	—	—	—	—	(1,745)	(1,039)	(3,503)	(2,084)	(2,974)	(1,565)	(85,609)	(41,532)	(93,831)	(46,220)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)       Cash flow Hedges, continued:

Regarding to assets denominated in Unidad de Fomento (“UF”) hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the hedging relationship.

(c.3)	The unrealized results generated during the period 2017 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with credit to equity amounting to Ch$10,800 million (charge to equity of Ch$6,394 million in June 2016). The net effect of taxes credit to equity amounts to Ch$8,046 million in 2017 (net charged to equity of Ch$4,859 million during the period June 2016).

The accumulated balance for this concept as of June 30, 2017 corresponds to a charge in equity amounts to Ch$16,730 million (charge to equity of Ch$27,530 million as of December 31, 2016).

(c.4)	The effect of the cash flow hedge derivatives that offset the result of the hedged instruments corresponds to a credit to income of Ch$6,946 million during the period 2017 (charge to results for Ch$88,184 million during the period June 2016).

(c.5)	As of June 30, 2017 and 2016, does not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)	As of June 30, 2017 and 2016, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

11.       Loans and advances to Banks:

(a)	At the end of each reporting period, the balances presented in the item “Loans and advances to Banks” are as follows:

	June	December
	2017	2016
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	—	200,019
Interbank loans	—	8,384
Provisions for loans to domestic banks	—	(100)
Subtotal	—	208,303
Foreign Banks
Interbank loans	231,301	129,904
Credits with third countries	80,435	77,049
Chilean exports trade loans	69,014	57,749
Provisions for loans to foreign banks	(694)	(429)
Subtotal	380,056	264,273
Central Bank of Chile
Non-available Central Bank deposits	—	700,000
Other Central Bank credits	326	341
Subtotal	326	700,341
Total	380,382	1,172,917

(b)	The changes in provisions of the credits owed by the banks, during the periods 2016 and 2017, are summarized as follows:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2016	72	630	702
Provisions established	24	—	24
Provisions released	—	(191)	(191)
Balance as of June 30, 2016	96	439	535
Provisions established	4	—	4
Provisions released	—	(10)	(10)
Balance as of December 31, 2016	100	429	529
Provisions established	—	265	265
Provisions released	(100)	—	(100)
Balance as of June 30, 2017	—	694	694

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, net:

(a.i)       Loans to Customers:

As of June 30, 2017 and December 31, 2016, the composition of the portfolio of loans is the following:

	As of June 30, 2017
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,483,781	59,753	328,284	10,871,818	(118,140)	(77,827)	(195,967)	10,675,851
Foreign trade loans	1,263,187	40,680	49,565	1,353,432	(66,600)	(2,302)	(68,902)	1,284,530
Current account debtors	218,613	2,721	2,078	223,412	(3,338)	(5,627)	(8,965)	214,447
Factoring transactions	505,974	3,479	833	510,286	(9,944)	(1,615)	(11,559)	498,727
Student loans	43,977	—	982	44,959	—	(830)	(830)	44,129
Commercial lease transactions (1)	1,341,255	23,057	23,485	1,387,797	(6,888)	(8,562)	(15,450)	1,372,347
Other loans and accounts receivable	70,357	283	5,729	76,369	(767)	(4,902)	(5,669)	70,700
Subtotal	13,927,144	129,973	410,956	14,468,073	(205,677)	(101,665)	(307,342)	14,160,731
Mortgage loans
Mortgage bonds	32,812	—	2,118	34,930	—	(19)	(19)	34,911
Transferable mortgage loans	59,966	—	1,960	61,926	—	(61)	(61)	61,865
Other residential real estate mortgage loans	6,999,959	—	144,079	7,144,038	—	(33,879)	(33,879)	7,110,159
Credits from ANAP	11	—	—	11	—	—	—	11
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	8,217	—	—	8,217	—	(227)	(227)	7,990
Subtotal	7,100,965	—	148,157	7,249,122	—	(34,186)	(34,186)	7,214,936
Consumer loans
Consumer loans in installments	2,241,136	—	219,264	2,460,400	—	(176,401)	(176,401)	2,283,999
Current account debtors	319,129	—	2,474	321,603	—	(11,493)	(11,493)	310,110
Credit card debtors	1,112,468	—	23,631	1,136,099	—	(62,711)	(62,711)	1,073,388
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	10	—	670	680	—	(380)	(380)	300
Subtotal	3,672,743	—	246,039	3,918,782	—	(250,985)	(250,985)	3,667,797
Total	24,700,852	129,973	805,152	25,635,977	(205,677)	(386,836)	(592,513)	25,043,464

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of June 30, 2017 Ch$650,193 million correspond to finance leases for real estate and Ch$737,604 million correspond to finance leases for movable assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers net, continued:

(a.i)       Loans to Customers, continued:

	As of December 31, 2016
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,603,307	132,308	296,859	11,032,474	(126,704)	(79,780)	(206,484)	10,825,990
Foreign trade loans	1,167,598	47,317	53,702	1,268,617	(74,818)	(3,410)	(78,228)	1,190,389
Current account debtors	209,031	2,499	2,291	213,821	(2,944)	(4,467)	(7,411)	206,410
Factoring transactions	507,807	1,724	809	510,340	(8,671)	(1,953)	(10,624)	499,716
Student loans	41,738	—	949	42,687	—	(1,278)	(1,278)	41,409
Commercial lease transactions (1)	1,312,740	12,549	25,823	1,351,112	(7,062)	(10,574)	(17,636)	1,333,476
Other loans and accounts receivable	66,050	418	5,269	71,737	(886)	(3,712)	(4,598)	67,139
Subtotal	13,908,271	196,815	385,702	14,490,788	(221,085)	(105,174)	(326,259)	14,164,529
Mortgage loans
Letters of credit	37,355	—	2,874	40,229	—	(45)	(45)	40,184
Endorsable mortgage loans	66,385	—	2,085	68,470	—	(95)	(95)	68,375
Other residential lending	6,673,029	—	130,499	6,803,528	—	(33,551)	(33,551)	6,769,977
Credit from ANAP	13	—	—	13	—	—	—	13
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	7,832	—	114	7,946	—	(175)	(175)	7,771
Subtotal	6,784,614	—	135,572	6,920.186	—	(33,866)	(33,866)	6,886,320
Consumer loans
Consumer loans in installments	2,266,117	—	222,826	2,488,943	—	(201,097)	(201,097)	2,287,846
Current account debtors	326,012	—	3,163	329,175	—	(6,139)	(6,139)	323,036
Credit card debtors	1,131,412	—	24,263	1,155,675	—	(42,232)	(42,232)	1,113,443
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	9	—	758	767	—	(398)	(398)	369
Subtotal	3,723,550	—	251,010	3,974,560	—	(249,866)	(249,866)	3,724,694
Total	24,416,435	196,815	772,284	25,385,534	(221,085)	(388,906)	(609,991)	24,775,543

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2016 Ch$631,500 million correspond to finance leases for real estate and Ch$719,612 million correspond to finance leases for movable assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, net, continued:

(a.ii)    Impaired Portfolio

As of June 30, 2017 and December 31, 2016, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances							Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	14,021,704	14,022,176	446,369	468,612	14,468,073	14,490,788	(205,677)	(221,085)	(101,665)	(105,174)	(307,342)	(326,259)	14,160,731	14,164,529
Mortgage loans	7,100,965	6,784,614	148,157	135,572	7,249,122	6,920,186	—	—	(34,186)	(33,866)	(34,186)	(33,866)	7,214,936	6,886,320
Consumer loans	3,672,743	3,723,550	246,039	251,010	3,918,782	3,974,560	—	—	(250,985)	(249,866)	(250,985)	(249,866)	3,667,797	3,724,694
Total	24,795,412	24,530,340	840,565	855,194	25,635,977	25,385,534	(205,677)	(221,085)	(386,836)	(388,906)	(592,513)	(609,991)	25,043,464	24,775,543

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.          Loans to Customers, continued:

    (b)    Credit risk provisions:

The changes in credits risk provisions, during the periods 2017 and 2016, are summarized as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2016	263,719	338,047	601,766
Charge-offs:
Commercial loans	(6,709)	(22,851)	(29,560)
Mortgage loans	—	(1,756)	(1,756)
Consumer loans	—	(101,209)	(101,209)
Total charge-offs	(6,709)	(125,816)	(132,525)
Sales or transfers of credits	(5,285)	—	(5,285)
Allowances established	—	149,062	149,062
Allowances released	(13,726)	—	(13,726)
Balance as of June 30, 2016	237,999	361,293	599,292
Charge-offs:
Commercial loans	(8,204)	(22,079)	(30,283)
Mortgage loans	—	(2,434)	(2,434)
Consumer loans	—	(111,815)	(111,815)
Total charge-offs	(8,204)	(136,328)	(144,532)
Sales or transfers of credits	(19,639)	—	(19,639)
Allowances established	10,929	163,941	174,870
Allowances released	—	—	—
Balance as of December 31, 2016	221,085	388,906	609,991
Charge-offs:
Commercial loans	(8,722)	(22,457)	(31,179)
Mortgage loans	—	(2,732)	(2,732)
Consumer loans	—	(126,819)	(126,819)
Total charge-offs	(8,722)	(152,008)	(160,730)
Sales or transfers of credits	(553)	—	(553)
Allowances established	—	149,938	149,938
Allowances released	(6,133)	—	(6,133)
Balance as of June 30, 2017	205,677	386,836	592,513

In addition to these credit risk provisions, also provisions are maintained for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under the item Provisions (Note No. 24).

Other disclosures:

1.	As of June 30, 2017 and December 31, 2016, the Bank and its subsidiaries have made purchases and sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 (d).

2.	As of June 30, 2017 and December 31, 2016 the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and all risks and benefits related to these financial assets have been transferred all or substantially to it. (See Note No. 12 (e)).

33

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.          Loans to Customers, continued:

    (c)    Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	June	December	June	December	June	December
	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	478,711	463,296	(59,695)	(54,347)	419,016	408,949
From 1 to 2 years	335,709	325,230	(38,924)	(40,166)	296,785	285,064
From 2 to 3 years	234,198	223,796	(25,445)	(26,156)	208,753	197,640
From 3 to 4 years	146,463	147,047	(17,026)	(18,162)	129,437	128,885
From 4 to 5 years	97,421	99,992	(12,163)	(12,698)	85,258	87,294
After 5 years	269,373	265,660	(27,218)	(28,399)	242,155	237,261
Total	1,561,875	1,525,021	(180,471)	(179,928)	1,381,404	1,345,093

(*)	The net balance receivable does not include past-due portfolio totaling Ch$6,393 million as of June 30, 2017 (Ch$6,019 million as of December 31, 2016).

The Bank has financial leasing operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases have an average useful life between 2 and 17 years.

34

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.          Loans to Customers, continued:

(d)	Purchase of loan portfolio:

During the period ended June 30, 2017 portfolio purchases were made, whose nominal value amounted to Ch$1,495 million.

During the year 2016 the Bank acquired loan portfolio, whose nominal value amounted to Ch$54,969 million.

(e)	Sale or transfer of loans from the loan portfolio:

During the periods 2017 and 2016 sale operations or assignments of receivables have been carried out from the loan portfolio according to the following:

As of June 30, 2017
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	807	(553)	807	553
Sale of written – off loans	—	—	23	23
Total	807	(553)	830	576

As of June 30, 2016
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	81,661	(5,285)	78,743	2,367
Sale of written – off loans	—	—	—	—
Total	81,661	(5,285)	78,743	2,367

(g)	Securitization of own assets:

During the period 2017 and year 2016, there is no transactions of securitization of own assets.

35

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.          Investment Securities:

    As of June 30, 2017 and December 31, 2016, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	June 2017			December 2016
	Available- for-sale	Held-to- maturity	Total	Available-for -sale	Held-to- maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	195,089	—	195,089	20,944	—	20,944
Promissory notes issued by the Central Bank of Chile	—	—	—	—	—	—
Other instruments of the Chilean Government and the Central Bank of Chile	157,275	—	157,275	38,256	—	38,256

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	104,440	—	104,440	108,933	—	108,933
Bonds from domestic banks	6,382	—	6,382	7,973	—	7,973
Deposits from domestic banks	327,845	—	327,845	24,032	—	24,032
Bonds from other Chilean companies	15,113	—	15,113	29,525	—	29,525
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments issued in Chile	131,594	—	131,594	138,322	—	138,322

Instruments issued abroad Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—
Total	937,738	—	937,738	367,985	—	367,985

36

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions; totaling Ch$5,948 million as of June 30, 2017 (Ch$4,975 million as of December 31, 2016). The repurchase agreements have an average maturity of 3 days as of June 30, 2017 (7 days in December 2016). Additionally, under the same item, instruments that guarantee margins for offsetting derivative transactions through Comder Contraparte Central S.A. for an amount of Ch$17,436 million as of June 30, 2017 (Ch$2,099 million as of December 2016) are maintained.

Instruments of Foreign Institutions include mainly bank bonds.

As of June 30, 2017, the portfolio of financial assets available-for-sale includes an accumulated unrealized gain of Ch$4,668 million (accumulated unrealized gain of Ch$847 million     in December 2016), recorded as an equity valuation adjustment.

During 2017 and 2016, there is no evidence of impairment of financial assets available-for-sale.

Gross profits and losses realized on the sale of available-for-sale investments as of June 30, 2017 and 2016 are shown in Note 30 “Net Financial Operating Income”. The changes on results at the end of each period are as fallow:

	June	June
	2017	2016
	MCh$	MCh$

Unrealized (losses) gains	4,915	4,022
Realized losses (gains) reclassified to income	(1,094)	(59,969)
Subtotal	3,821	(55,947)
Income tax on other comprehensive income	(974)	13,428
Net effect in equity	2,847	(42,519)

37

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

14.          Investments in Other Companies:

(a)	Investments in other companies include investments of Ch$34,813 million as of June 30, 2017 (Ch$32,588 million as of December 31, 2016), as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		June	December	June	December	June	December	June	June
		2017	2016	2017	2016	2017	2016	2017	2016
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	52,174	49,518	13,783	12,954	695	351
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	12,644	10,809	3,263	2,789	326	182
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	14,555	13,907	2,911	2,782	130	117
Redbanc S.A.	Banco de Chile	38.13	38.13	7,026	6,422	2,679	2,449	187	252
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	4,467	3,985	1,489	1,328	136	75
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	11,329	10,991	1,397	1,347	45	60
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	3,506	3,101	940	831	111	100
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	5,854	5,472	876	821	36	53
Subtotal Associates				111,555	104,205	27,338	25,301	1,666	1,190

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	9,097	8,596	4,549	4,298	250	182
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,306	1,431	653	715	180	155
Subtotal Joint Ventures				10,403	10,027	5,202	5,013	430	337

Subtotal				121,958	114,232	32,540	30,314	2,096	1,527

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A. (*)						1,646	1,646	397	273
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	30	31
Bolsa Electrónica de Chile S.A.						257	257	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						53	54	—	—
CCLV Contraparte Central S.A.						8	8	—	—
Subtotal						2,273	2,274	427	304
Total						34,813	32,588	2,523	1,831

(1)	Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

(*) The exchange of shares informed as essential event dated May 30, 2017, each shareholder of the Stock Exchange received 1,000,000 shares for each share held as of April 20, 2017. At that date, the subsidiary Banchile Corredores de Bolsa S.A. held the ownership of 3 shares, obtaining 3,000,000 shares due to the exchange.

38

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

14.          Investments in Other Companies, continued:

(b)	The change of permanent investments in other companies not participating in the consolidation in the period of June 2017 and 2016, are as follows:

	June	June
	2017	2016
	MCh$	MCh$

Initial book value	32,588	28,126
Participation on income in companies with significant influence and joint control	2,096	1,527
Dividends receivable	—	(198)
Dividends Minimum	560	406
Dividends received	(434)	(506)
Others	3	(3)
Total	34,813	29,352

(c)	During the period ended as of June 30, 2017 and December 31, 2016 no impairment has incurred in these investments.

39

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

15.          Intangible Assets:

(a)	As of June 30, 2017 and December 31, 2016 intangible assets are detailed as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	June	December	June	December	June	December	June	December	June	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	years	years	years	years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	5	5	113,844	109,491	(83,231)	(80,150)	30,613	29,341
Total					113,844	109,491	(83,231)	(80,150)	30,613	29,341

40

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets, continued:

(b)	The change of intangible assets as of June 30, 2017 and December 31, 2016 are as follows:

June 2017
Software or computer programs MCh$
Gross Balance
Balance as of January 1, 2017	109,491
Acquisition	5,641
Disposals/ write-downs	(1,288)
Impairment loss (*)	—
Total	113,844

Accumulated Amortization
Balance as of January 1, 2017	(80,150)
Amortization for the period (*)	(4,369)
Disposals/ write-downs	1,288

Total	(83,231)
Balance as of June 30, 2017	30,613

December 2016
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2016	100,000
Acquisition	11,248
Disposals/ write-downs	(1,757)
Impairment loss	—
Total	109,491

Accumulated Amortization
Balance as of January 1, 2016	(73,281)
Amortization for the year	(8,595)
Disposals/ write-downs	1,726

Total	(80,150)
Balance as of December 31, 2016	29,341

(*)	See Note No. 35 Depreciation, amortization and impairment.

(c)	As of June 30, 2017 and December 31, 2016, the Bank maintains the following commitments for technological developments:

	Amount of Commitment
	June	December
	2017	2016
Detail	MCh$	MCh$

Software and licenses	1,876	3,024

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and equipment:

(a)	The composition of properties and equipment as of June 30, 2017 and December 31, 2016 are as follow:

	Gross balance		Accumulated depreciation		Net Balance
	June	December	June	December	June	December
	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:

Land and Buildings	307,048	302,187	(139,201)	(134,900)	167,847	167,287
Equipment	182,812	180,322	(145,856)	(139,277)	36,956	41,045
Others	51,162	50,404	(40,465)	(39,654)	10,697	10,750
Total	541,022	532,913	(325,522)	(313,831)	215,500	219,082

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.          Property and equipment, continued:

(b)	The changes in properties and equipment as of June 30, 2017 and December 31, 2016 are as follow:

	June 2017
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2017	302,187	180,322	50,404	532,913
Additions	4,876	2,654	1,572	9,102
Disposals/write-downs	(15)	(164)	(813)	(992)
Impairment losses (*)	—	—	(1)	(1)
Total	307,048	182,812	51,162	541,022

Accumulated Depreciation
Balance as of January 1, 2017	(134,900)	(139,277)	(39,654)	(313,831)
Depreciation charges of the period (*) (**)	(4,316)	(6,887)	(1,451)	(12,654)
Sales and disposals of the period	15	164	784	963
Transfers	—	144	(144)	—
Total	(139,201)	(145,856)	(40,465)	(325,522)

Balance as of June 30, 2017	167,847	36,956	10,697	215,500

	December 2016
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2016	292,166	167,874	47,960	508,000
Additions	10,174	14,105	3,540	27,819
Disposals/write-downs	(138)	(1,653)	(1,070)	(2,861)
Impairment losses (***)	(15)	(4)	(26)	(45)
Total	302,187	180,322	50,404	532,913

Accumulated Depreciation
Balance as of January 1, 2016	(126,568)	(127,644)	(38,117)	(292,329)
Depreciation charges of the year (**)	(8,470)	(13,268)	(2,588)	(24,326)
Sales and disposals of the year	138	1,653	1,033	2,824
Transfers	—	(18)	18	—
Total	(134,900)	(139,277)	(39,654)	(313,831)

Balance as of December 31, 2016	167,287	41,045	10,750	219,082

(*)	See Note No.35 Depreciation, Amortization and Impairment.

(**)	This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$184 million (Ch$368 million as of December 31, 2016).

(***)	This amount does not include charge-offs provision of Property and Equipment of Ch$229 million as of December 31, 2016.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.          Property and equipment, continued:

(c)	As of June 30, 2017 and 2016, the Bank has operating lease contracts that cannot be terminated unilaterally. The information on future payments are broken down as follows:

		Lease Contracts
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

June 2017	16,590	2,844	5,631	23,560	49,871	38,015	44,224	164,145

June 2016	16,115	2,750	5,346	20,229	43,245	26,347	41,781	139,698

In compliance with IAS 17, these lease contracts are not presented in the Bank’s Interim Condensed Consolidated Statement of Financial Position, since they are operating leases.

The Bank has commercial leases of investment properties. These leases have an average life of 5 years.

(d)	As of June 30, 2017 and December 31, 2016, the Bank does not have financial lease contracts, therefore, there are no property and equipment balances that are in financial lease at the end of both periods.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.          Current Taxes and Deferred Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each period and year, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the statement of financial position net of taxes to be recovered or payable, as applicable, as of June 30, 2017 and December 31, 2016, according to the following detail:

	June	December
	2017	2016
	MCh$	MCh$

Income tax	48,266	119,123
Tax on non-deductible expenses	1,764	3,521
Less:
Monthly prepaid taxes	(63,929)	(126,266)
Credit for training expenses	(23)	(2,031)
Others	(1,196)	(1,004)
Total	(15,118)	(6,657)

Tax rate	25.5%	24.0%

	June	December
	2017	2016
	MCh$	MCh$

Current tax assets	16,290	6,792
Current tax liabilities	(1,172)	(135)
Total tax receivable	15,118	6,657

(b)	Income Tax:

The effect of the tax expense during the periods between January 1 and June 30, 2017 and 2016, broken down as follows:

	June	June
	2017	2016
	MCh$	MCh$
Income tax expense:
Current year tax	45,512	63,859
Tax Previous year	(1,401)	1,050
Subtotal	44,111	64,909
(Credit) charge for deferred taxes:
Origin and reversal of temporary differences	13,622	(14,930)
Effect of exchange rates on deferred tax	(1,308)	(4,333)
Subtotal	12,314	(19,263)
Non-deductible expenses (Art. 21 Income Tax Law)	1,764	1,877
Others	605	(272)
Net charge to income for income taxes	58,794	47,251

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(c)       Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of June 30, 2017 and 2016:

	June		June
	2017		2016
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	25.50	91,444	24.00	79,383
Additions or deductions	(0.27)	(960)	(0.39)	(1,283)
Subordinated debt (*)	(5.58)	(19,993)	(5.25)	(17,349)
Price-level restatement	(3.53)	(12,656)	(4.40)	(14,563)
Tax Previous year	(0.39)	(1,401)	0.32	1,050
Non-deductible expenses tax	0.49	1,764	0.57	1,877
Effect in deferred taxes (changes in tax rate)	(0.36)	(1,308)	(1.31)	(4,333)
Other	0.53	1,904	0.75	2,469
Effective rate and income tax expense	16.39	58,794	14.29	47,251

(*) The tax expense related to the subordinated debt held by SAOS, will end once the mentioned debt is completely paid off.

The effective rate for income tax for 2017 is 16.39% (14.29% in June 2016).

On September 29, 2014, Law 20,780 published in the Diario Oficial of Chile (equivalent to the “Federal Register”), amended the System of Income Taxation and introduces various adjustments in the tax system.

In the same line, on February 8, 2016 Law 20,899 was published, which made changes to the Law 20,780, specifically in relation to the tax regime which by default corresponds to corporations.

Article 8 of Law 20,899 establishes that open corporations must apply the tax regime of first category with partial deduction of the credit in the final taxes, a regime characterized by the fact that shareholders will only be entitled to allocate against personal taxes (Global Supplementary or Additional), 65% of the first category tax paid by the company.

For this tax regime, the law establishes a gradual increase of first category tax rates according to the following table:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

Additionally, according to No. 11 of Article 1 of Law 20,780, as from January 1, 2017, the rate of additional tax has been increased to rejected expenses of article 21 from 35% to 40%.

46

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.        Current and Deferred Taxes, continued:

 (d)       Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their financial statements. The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

		Effect on
	Balances as of December 31, 2016	Income	Equity	Balances as of June 30, 2017
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	204,056	(2,854)	—	201,202
Personnel provisions	10,948	(3,713)	—	7,235
Staff vacation	6,674	41	—	6,715
Accrued interests adjustments from impaired loans	3,355	36	—	3,391
Staff severance indemnities provisions	970	(241)	—	729
Provision of credit cards expenses	12,459	(2,502)	—	9,957
Provision of accrued expenses	14,489	1,995	—	16,484
Leasing	37,119	(1,208)	—	35,911
Other adjustments	15,960	(1,231)	—	14,729
Total debit differences	306,030	(9,677)	—	296,353

Credit Differences:
Depreciation and price-level restatement of property and equipment	11,815	(529)	—	11,286
Adjustment for valuation of financial assets available-for-sale	216	—	974	1,190
Transitory assets	3,617	2,096	—	5,713
Loans accrued to effective rate	2,252	(390)	—	1,862
Other adjustments	6,417	1,460	—	7,877
Total credit differences	24,317	2,637	974	27,928

Deferred tax assets (liabilities), net	281,713	(12,314)	(974)	268,425

47

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(e)        Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income as of June 30, 2016 and December 31, 2016, are as follows:

	Balance as of	Effect on		Balance as of	Effect on		Balance as of
	December 31, 2015	Income	Equity	June 30, 2016	Income	Equity	December 31, 2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	178,168	17,726	—	195,894	8,162	—	204,056
Personnel provisions	7,867	(2,264)	—	5,603	5,345	—	10,948
Staff vacations	6,268	266	—	6,534	140	—	6,674
Accrued interest adjustments from impaired loans	4,024	(142)	—	3,882	(527)	—	3,355
Staff severance indemnities provision	1,352	1,119	—	2,471	(1,456)	(45)	970
Provisions of credit card expenses	13,628	(853)	—	12,775	(316)	—	12,459
Provisions of accrued expenses	11,788	1,500	—	13,288	1,201	—	14,489
Leasing	18,239	9,241	—	27,480	9,639	—	37,119
Other adjustments	14,638	(435)	—	14,203	1,757	—	15,960
Total debit differences	255,972	26,158	—	282,130	23,945	(45)	306,030

Credit differences:
Depreciation of property and equipment and investment properties	13,163	612	—	13,775	(1,960)	—	11,815
Adjustment for valuation financial assets available-for-sale	12,582	—	(13,428)	(846)	—	1,062	216
Transitory assets	2,640	3,066	—	5,706	(2,089)	—	3,617
Accrued interest to effective rate	2,565	(276)	—	2,289	(37)	—	2,252
Other adjustments	2,003	3,493	—	5,496	920	1	6,417
Total credit differences	32,953	6,895	(13,428)	26,420	(3,166)	1,063	24,317

Total Assets (Liabilities) net	223,019	19,263	13,428	255,710	27,111	(1,108)	281,713

48

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.      Other Assets:

(a)       Item composition:

At the end of each period, the composition of the item is as follows:

	June	December
	2017	2016
	MCh$	MCh$

Assets held for leasing (*)	90,536	103,078

Assets received or awarded as payment (**)
Assets awarded at judicial sale	8,413	7,282
Assets received in lieu of payment	5,645	6,117
Provision for assets received in lieu of payment or awarded	(2,265)	(2,104)
Subtotal	11,793	11,295

Other Assets
Deposits by derivatives margin	127,692	178,529
Other accounts and notes receivable	33,460	52,080
Trading and brokerage (***)	31,723	32,243
Prepaid expenses	18,546	10,740
Recoverable income taxes	16,415	6,278
Investment properties	14,490	14,674
Servipag available funds	10,435	14,482
Commissions receivable	9,458	6,714
VAT receivable	8,803	13,414
Accounts receivable for sale of assets received in lieu of payment	2,665	245
Pending transactions	2,568	5,070
Rental guarantees	1,838	1,815
Recovered leased assets for sale	868	589
Materials and supplies	673	742
Others	21,506	10,197
Subtotal	301,140	347,812
Total	403,469	462,185

(*)	These correspond to property and equipment to be given under finance lease.

(**)	Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.1481% (0.1640% as of December 31, 2016) of the Bank’s effective equity.

The assets awarded at judicial sale are not subject to the aforementioned margin. These properties are assets available for sale and is expected to be completed the sale within one year from the date the asset is received or acquired. In the event that said assets are not sold within one year, it must be written off.

The provision for assets received in lieu of payment or awarded is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No.3, which indicates to recognize a provision for the difference between the initial value plus any additions and its realizable value, when the initial is greater.

(***)	This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

49

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.      Other Assets, continued:

(b)	The changes of the provision for assets received in lieu of payment during the six-month period ended as of June 30, 2017 and 2016 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2016	176
Provisions used	(278)
Provisions established	217
Provisions released	—
Balance as of June 30, 2016	115
Provisions used	(476)
Provisions established	2,465
Provisions released	—
Balance as of December 31, 2016	2,104
Provisions used	(418)
Provisions established	579
Provisions released	—
Balance as of June 30, 2017	2,265

19.       Current accounts and Other Demand Deposits:

 At the end of each period, the composition of the item is as follows:

	June	December
	2017	2016
	MCh$	MCh$

Current accounts	6,711,719	6,907,655
Other demand deposits	900,550	856,711
Other demand deposits and sight accounts	600,163	556,782
Total	8,212,432	8,321,148

20.       Savings accounts and Time Deposits:

At the end of each period, the composition of the item is as follows:

	June	December
	2017	2016
	MCh$	MCh$

Time deposits	10,244,465	10,277,292
Term savings accounts	216,486	208,435
Other term balances payable	83,689	67,174
Total	10,544,640	10,552,901

50

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

21.      Borrowings from Financial Institutions:

(a)	At the end of each period, borrowings from financial institutions are detailed as follows:

	June	December
	2017	2016
	MCh$	MCh$

Domestic banks
Banco do Brasil	4,100	—

Foreign banks
Foreign trade financing
Citibank N.A.	278,953	234,629
Bank of America	183,159	169,182
Wells Fargo Bank	133,415	67,624
Sumitomo Mitsui Banking	126,234	127,447
Bank of Nova Scotia	86,357	—
Mizhuo Bank	59,754	60,340
HSBC Bank	46,827	114,488
Standard Chartered Bank	34,081	20,554
Commerzbank A.G.	30,514	3,242
The Bank of New York Mellon	19,955	114,096
Zuercher Kantonalbank	13,975	14,107
Others	—	482
Borrowings and other obligations
Wells Fargo Bank	99,952	100,885
Bank of America	1,262	—
Banco Santander Euro	1,258	1.686
Citibank N.A.	1,137	7,776
Commerzbank A.G.	572	—
Deutsche Bank	344	3,411
Others	108	74
Subtotal foreign banks	1,117,857	1,040,023

Chilean Central Bank	1	3

Total	1,121,958	1,040,026

(b)	Chilean Central Bank Obligations:

Debts with the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The total amounts of the debt to the Central Bank of Chile are as follows:

	June	December
	2017	2016
	MCh$	MCh$

Borrowings and other obligations	—	—
Credit lines for the renegotiation of loans with the Central Bank	1	3
Total	1	3

51

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.      Debt Issued:

At the end of each period, the composition of the item is as follows:

	June	December
	2017	2016
	MCh$	MCh$

Mortgage bonds	28,024	32,914
Bonds	5,874,167	5,431,575
Subordinated bonds	707,487	713,438
Total	6,609,678	6,177,927

During the period ended as of June 30, 2017, Banco de Chile issued bonds by an amount of Ch$874,921 million, from which corresponds to Current Bonds and Short-Term Bonds by an amount of Ch$350,733 million and Ch$524,188 million respectively, according to the following details:

Current Bonds

Serie	Amount MCh$	Terms Years	Annual issue rate %	Currency	Issue date	Maturity date

BCHIBQ0915	58,643	13	3.00	UF	20/01/2017	20/01/2030
BCHIBH0915	56,338	9	2.70	UF	01/02/2017	01/02/2026
BCHIBP1215	58,157	13	3.00	UF	06/03/2017	06/03/2030
BCHIBC1215	30,544	6	2.50	UF	06/03/2017	06/03/2023
BCHIBC1215	5,554	6	2.50	UF	07/03/2017	07/03/2023
BCHIBC1215	19,600	6	2.50	UF	12/04/2017	12/04/2023
BONO EUR	36,782	15	1.71	EUR	26/04/2017	26/04/2032
BCHIBG1115	85,115	9	2.70	UF	09/05/2017	09/05/2026
Total as of June 30, 2017	350,733

52

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Debt Issued, continued:

Short Term Bonds

Counterparty	Amount MCh$	Annual interest rate %	Currency	Issued date	Maturity date
Citibank N.A.	13,223	1.37	USD	05/01/2017	05/06/2017
Wells Fargo Bank	16,702	1.50	USD	06/01/2017	03/07/2017
Wells Fargo Bank	6,681	1.48	USD	06/01/2017	05/07/2017
Wells Fargo Bank	3,340	1.38	USD	06/01/2017	05/06/2017
Wells Fargo Bank	3,340	1.27	USD	06/01/2017	08/05/2017
Wells Fargo Bank	3,340	1.17	USD	06/01/2017	06/04/2017
Wells Fargo Bank	24,906	1.20	USD	09/01/2017	10/04/2017
Wells Fargo Bank	671	1.47	USD	09/01/2017	10/07/2017
Citibank N.A.	2,685	1.47	USD	09/01/2017	28/07/2017
Citibank N.A.	67,131	1.27	USD	09/01/2017	12/05/2017
Wells Fargo Bank	20,105	1.36	USD	10/01/2017	09/06/2017
Bofa Merrill Lynch	16,754	1.35	USD	10/01/2017	09/06/2017
Wells Fargo Bank	1,318	1.23	USD	13/01/2017	12/05/2017
Wells Fargo Bank	3,295	1.43	USD	13/01/2017	12/07/2017
Bofa Merrill Lynch	3,884	1.70	USD	07/02/2017	06/02/2018
Bofa Merrill Lynch	4,531	1.70	USD	07/02/2017	06/02/2018
Bofa Merrill Lynch	11,017	1.70	USD	08/02/2017	07/02/2018
Wells Fargo Bank	12,797	1.40	USD	10/02/2017	01/09/2017
Wells Fargo Bank	19,196	1.40	USD	10/02/2017	11/09/2017
Wells Fargo Bank	19,284	1.70	USD	13/02/2017	12/02/2018
Wells Fargo Bank	1,607	1.32	USD	13/02/2017	14/08/2017
Citibank N.A.	10,992	1.04	USD	15/02/2017	15/05/2017
Citibank N.A.	15,977	1.34	USD	15/02/2017	15/08/2017
Citibank N.A.	4,474	1.34	USD	15/02/2017	15/08/2017
Citibank N.A.	4,471	1.35	USD	16/02/2017	08/09/2017
Wells Fargo Bank	9,885	1.40	USD	21/03/2017	29/09/2017
Bofa Merrill Lynch	33,024	1.16	USD	24/03/2017	23/06/2017
Bofa Merrill Lynch	26,419	1.16	USD	24/03/2017	23/06/2017
Bofa Merrill Lynch	33,165	1.42	USD	30/03/2017	27/09/2017
Wells Fargo Bank	16,651	1.30	USD	10/04/2017	08/08/2017
Wells Fargo Bank	13,351	1.45	USD	11/04/2017	10/10/2017
Citibank N.A.	33,061	1.30	USD	12/06/2017	12/09/2017
Wells Fargo Bank	2,645	1.48	USD	12/06/2017	11/12/2017
Bofa Merrill Lynch	7,972	1.30	USD	16/06/2017	15/09/2017
Wells Fargo Bank	6,643	1.75	USD	16/06/2017	15/06/2018
Wells Fargo Bank	6,786	1.81	USD	21/06/2017	20/06/2018
Citibank N.A.	10,418	1.48	USD	23/06/2017	19/12/2017
Citibank N.A.	5,960	1.46	USD	27/06/2017	19/12/2017
Citibank N.A.	26,487	1.35	USD	27/06/2017	23/10/2017
Total as of June 30, 2017	524,188

 During the period ended June 30, 2017, there were no issues subordinated bonds.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Debt Issued, continued:

During the year ended as of December 31, 2016, Banco de Chile issued bonds by an amount of Ch$1,420,037 million, of which corresponds to which correspond to Current Bonds, Short-Term Bonds and Subordinated bonds by an amount of Ch$804,979 million, Ch$532,852 million and Ch$82,206 million respectively, according to the following details:

Current Bonds

Serie	Amount MCh$	Terms Years	Annual issue rate %	Currency	Issue date	Maturity date

BCHIAR0613	8,497	10	3.60	UF	29/01/2016	29/01/2026
BCHIAR0613	10,869	10	3.60	UF	18/02/2016	18/02/2026
BCHIBJ0915	53,553	10	2.90	UF	25/05/2016	25/05/2026
BCHIBF0915	79,626	8	2.70	UF	25/05/2016	25/05/2024
BCHIBK0915	53,485	11	2.90	UF	25/05/2016	25/05/2027
BCHIBL1115	79,806	11	2.90	UF	25/05/2016	25/05/2027
BCHIBA0815	53,480	5	2.50	UF	29/06/2016	29/06/2021
BCHIBI1115	80,405	10	2.90	UF	29/06/2016	29/06/2026
BCHIBB0815	6,706	6	2.50	UF	05/07/2016	05/07/2022
BCHIBB0815	46,950	6	2.50	UF	06/07/2016	06/07/2022
BONO USD	19,705	5	1.97	USD	05/08/2016	05/08/2021
BONO USD	68,060	5	1.96	USD	01/09/2016	01/09/2021
BCHIBM0815	85,148	12	2.90	UF	28/09/2016	28/09/2028
BONO CHF	101,560	8	0.25	CHF	11/11/2016	11/11/2024
BONO JPY	57,129	5	0.35	JPY	21/12/2016	21/12/2021
Total as of December 31, 2016	804,979

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Debt Issued, continued:

Short Term Bonds

Counterparty	Amount MCh$	Annual interest rate %	Currency	Issued date	Maturity date
Merrill Lynch	14,717	0.94	USD	04/01/2016	05/07/2016
JP. Morgan Chase	30,879	0.70	USD	05/01/2016	04/04/2016
Wells Fargo Bank	10,883	0.62	USD	14/01/2016	13/04/2016
Citibank N.A.	10,810	0.95	USD	25/01/2016	22/07/2016
Citibank N.A.	10,723	0.75	USD	27/01/2016	23/05/2016
Citibank N.A.	11,362	0.95	USD	28/01/2016	27/07/2016
Citibank N.A.	3,551	0.75	USD	28/01/2016	27/05/2016
Merrill Lynch	3,535	0.90	USD	03/02/2016	02/08/2016
Merrill Lynch	10,745	0.68	USD	03/02/2016	04/05/2016
JP. Morgan Chase	19,943	0.65	USD	04/04/2016	01/07/2016
Merrill Lynch	4,689	1.25	USD	04/05/2016	28/04/2017
Merrill Lynch	13,296	0.95	USD	06/05/2016	03/11/2016
Citibank N.A.	12,217	0.77	USD	10/05/2016	08/09/2016
Wells Fargo Bank	10,181	1.07	USD	10/05/2016	10/02/2017
Merrill Lynch	10,203	0.56	USD	11/05/2016	12/07/2016
Citibank N.A.	41,097	0.59	USD	12/05/2016	11/07/2016
Citibank N.A.	10,274	0.98	USD	12/05/2016	09/11/2016
Citibank N.A.	18,155	0.79	USD	16/05/2016	16/09/2016
Citibank N.A.	27,614	0.59	USD	18/05/2016	18/07/2016
Citibank N.A.	1,990	0.98	USD	15/06/2016	15/11/2016
Wells Fargo Bank	11,462	1.25	USD	22/06/2016	21/06/2017
JP. Morgan Chase	10,314	0.70	USD	01/07/2016	03/10/2016
Merrill Lynch	13,266	0.71	USD	05/07/2016	04/10/2016
Citibank N.A.	33,133	1.04	USD	06/07/2016	05/01/2017
Wells Fargo Bank	3,330	1.02	USD	07/07/2016	28/12/2016
Merrill Lynch	6,660	1.00	USD	07/07/2016	09/01/2017
Citibank N.A.	3,304	0.74	USD	11/07/2016	19/10/2016
Merrill Lynch	3,282	1.02	USD	13/07/2016	09/01/2017
Wells Fargo Bank	1,969	0.84	USD	13/07/2016	10/11/2016
Wells Fargo Bank	32,548	1.05	USD	14/07/2016	10/01/2017
Merrill Lynch	9,764	1.05	USD	14/07/2016	11/01/2017
Merrill Lynch	3,906	1.30	USD	14/07/2016	12/07/2017
JP. Morgan Chase	12,368	0.78	USD	14/07/2016	14/10/2016
Citibank N.A.	25,896	0.83	USD	15/07/2016	13/12/2016
Citibank N.A.	13,410	0.87	USD	09/09/2016	06/12/2016
Citibank N.A.	6,700	0.85	USD	12/09/2016	06/12/2016
Merrill Lynch	18,005	1.26	USD	07/10/2016	05/04/2017
JP. Morgan Chase	12,739	1.06	USD	14/10/2016	15/02/2017
Citibank N.A.	33,932	0.91	USD	18/11/2016	15/02/2017
Total as of December 31, 2016	532,852

Subordinated bonds

Serie	Amount MCh$	Terms Years	Annual issue rate %	Currency	Issued date	Maturity date
UCHIG1111	30,797	25	3.75	UF	18/08/2016	18/08/2041
UCHIG1111	9,258	25	3.75	UF	01/09/2016	01/09/2041
UCHIG1111	42,151	25	3.75	UF	02/09/2016	02/09/2041
Total as of December 31, 2016	82,206

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Debt Issued, continued:

During the periods of June 2017 and December 2016, the Bank has not been in default of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

23.	Other Financial Obligations:

At the end of each period, the composition of the item is as follows:

	June 2017 MCh$	December 2016 MCh$

Other Chilean obligations	117,547	149,603
Public sector obligations	35,024	36,596
Total	152,571	186,199

24.	Provisions:

(a)	At the end of each period, the composition of the item is as follows:

	June 2017 MCh$	December 2016 MCh$

Provisions for minimum dividends (*)	157,482	285,233
Provisions for personnel benefits and payroll expenses	66,232	83,345
Provisions for contingent loan risks	56,105	53,681
Provisions for contingencies:
Additional loan provisions (**)	213,252	213,252
Country risk provisions	6,916	4,620
Other provisions for contingencies	21,870	21,893
Total	521,857	662,024

(*)	See Note No. 27 (d).

(**)	During year 2016, was provisioned Ch$52,075 million as additional provisions. See Note No. 24 (b).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(b)	The following table shows the changes in provisions and accrued expenses during the period 2017 and 2016:

	Minimum dividends MCh$	Personnel benefits and payroll MCh$	Contingent loan Risks MCh$	Additional loan provisions MCh$	Country risk provisions and other contingencies MCh$	Total MCh$

Balances as of January 1, 2016	324,469	74,791	59,213	161,177	19,393	639,043
Provisions established	142,975	32,277	—	52,075	8,254	235,581
Provisions used	(324,469)	(45,503)	—	—	—	(369,972)
Provisions released	—	—	(8,418)	—	(70)	(8,488)
Balances as of June 30, 2016	142,975	61,565	50,795	213,252	27,577	496,164
Provisions established	142,258	35,545	2,886	—	(1,098)	179,591
Provisions used	—	(13,765)	—	—	—	(13,765)
Provisions released	—	—	—	—	34	34
Balances as of December 31, 2016	285,233	83,345	53,681	213,252	26,513	662,024
Provisions established	157,482	31,955	2,424	—	2,296	194,157
Provisions used	(285,233)	(49,068)	—	—	—	(334,301)
Provisions released	—	—	—	—	(23)	(23)
Balances as of June 30, 2017	157,482	66,232	56,105	213,252	28,786	521,857

(c)	Provisions for personnel benefits and payroll:

	June 2017 MCh$	December 2016 MCh$

Compliance bonuses provision	22,693	37,868
Staff accrued vacation provision	25,279	25,539
Staff severance indemnities	8,485	8,851
Other personnel benefits provision	9,775	11,087
Total	66,232	83,345

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.       Provisions, continued:

(d)      Staff severance indemnities:

(i)        Movement in the staff severance indemnities are as follow:

	June	June
	2017	2016
	MCh$	MCh$

Present value of the obligations at the beginning of the year	8,851	10,728
(Decrease) Increase in provision	106	211
Benefit paid	(472)	(1,659)
Effect of change in actuarial factors	—	—
Total	8,485	9,280

(ii)      Net benefits expenses:

	June	June
	2017	2016
	MCh$	MCh$

Increase (Decrease) in provisions	(253)	(206)
Interest cost of benefits obligations	359	417
Effect of change in actuarial factors	—	—
Net benefit expenses	106	211

(iii)     Assumptions used to determine pension obligations:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	June	December
	2017	2016
	%	%

Discount rate	4.29	4.29
Annual salary increase	4.56	4.56
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out as of December 31, 2016.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.       Provisions, continued:

(e)	Changes in compliance bonuses provision:

	June	June
	2017	2016
	MCh$	MCh$

Balances as of January 1,	37,868	34,307
Provisions established	16,225	17,447
Provisions used	(31,400)	(32,063)
Provisions release	—	—
Total	22,693	19,691

(f)	Changes in staff accrued vacation provision:

	June	June
	2017	2016
	MCh$	MCh$

Balances as of January 1,	25,539	25,480
Provisions established	3,441	3,486
Provisions used	(3,701)	(3,256)
Provisions release	—	—
Total	25,279	25,710

(g)       Employee benefits share-based provision:

As of June 30, 2017 and 2016, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)	Contingent loan provisions:

As of June 30, 2017 and December 31, 2016, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$56,105 million (Ch$53,681 million in December 2016). See Note No. 26 (d).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

25.       Other Liabilities:

At the end of each period, the composition of the item is as follows:

	June	December
	2017	2016
	MCh$	MCh$

Accounts and notes payable (*)	168,281	146,432
Income received in advance	5,553	6,077
Dividends payable	1,235	1,310

Other liabilities
Documents intermediated (**)	49,086	52,314
Cobranding	38,319	47,462
VAT debit	9,410	12,549
Securities unliquidated	3,108	12,376
Outstanding transactions	949	757
Insurance payments	135	163
Others	13,516	12,586
Total	289,592	292,026

(*)	It comprises obligations that do not correspond to transactions inside the ordinary course of business, such as withholding tax, social security contributions, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)	This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments:

(a)	Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they contain credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries keep recorded in off-balance sheet accounts the main balances related to commitments or with responsibilities inherent to the course of its normal business:

	June	December
	2017	2016
	MCh$	MCh$
Contingent loans
Guarantees and sureties	321,092	279,362
Confirmed foreign letters of credit	49,813	64,044
Issued letters of credit	132,213	152,118
Bank guarantees	2,261,083	2,150,307
Freely disposition credit lines	7,467,040	7,572,687
Other credit commitments	90,110	148,190

Transactions on behalf of third parties
Documents in collections	188,047	137,259
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	6,921	39,714
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	147,216	174,022
Other assets acquired on its own behalf	—	—

Custody of securities
Securities held in safe custody in the Bank and subsidiaries	11,495,199	9,586,026
Securities held in safe custody in other entities	6,532,056	5,607,815
Total	28,690,790	25,911,544

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments, continued:

(b)       Lawsuits and legal proceedings:

(b.1)   Normal judicial contingencies in the industry:

At the date of issuance of these interim condensed consolidated financial statements, there are legal actions filed against the Bank and its subsidiaries related with the ordinary course operations. As of June 30, 2017 the Bank and its subsidiaries maintain provisions for judicial contingencies amounting to Ch$21,607 million (Ch$21,630 million as of December 31, 2016), which are part of the item “Provisions” in the Statement of Financial Position.

The most significant lawsuit corresponds to the collective lawsuit filed by the National Consumer Service (Servicio Nacional del Consumidor) in accordance with Law No. 19,496 before the 12th Civil Court of Santiago. This legal action seeks to challenge certain clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding overdraft fees on credit lines and validity of the tacit consent to changes in rates, charges and other conditions in consumer contracts. To date, the probationary period has been concluded.

The estimated end dates of the respective legal contingencies are as follows:

	As of June 30, 2017
	2017	2018	2019	2020	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	21,269	246	92	—	21,607

(b.2)   Contingencies for significant lawsuits in courts:

As of June 30, 2017 and December 31, 2016 there are not significant lawsuits in court that affect or may affect these interim condensed consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments, continued:

(c)      Guarantees granted by operations:

i.        In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No, 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 2,827,100, maturing January 10, 2018 (UF 2,642,000, maturing on January 10, 2017 as of December 31, 2016). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 286,300.

As of June 30, 2017 and December 31, 2016 the Bank has not guaranteed mutual funds.

In compliance with the stablished by the Superintendence of Securities and Insurance in letter f) of Circular 1,894 of September 24, 2008, the entity has constituted guarantees for the benefit of the investors by portfolio management. This guarantee corresponds to a bank guarantee for UF 372,200, with maturity on January 10, 2018.

ii.       In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as Stock Brokerage entity, in conformity with the provisions from Article 30 and subsequent of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by HDI Seguros de Garantía y Créditos S.A., that matures April 22, 2018, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	June	December
	2017	2016
Guarantees:	MCh$	MCh$
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	14,847	17,750
Electronic Chilean Securities Exchange, Stock Exchange	17,968	22,473

Fixed income securities to guarantee CCLV system,
Santiago Securities Exchange, Stock Exchange	3,974	2,992
Fixed income securities to guarantee equity lending,
Electronic Chilean Securities Exchange, Stock Exchange	593	—
Shares delivered to guarantee equity lending,
Electronic Chilean Securities Exchange, Stock Exchange	1,130	610
Santiago Securities Exchange, Stock Exchange	—	884
Total	38,512	44,709

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.      Contingencies and Commitments, continued:

(c)       Guarantees granted, continued:

ii.        In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and in order to guarantee the correct performance of the stockbroker, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over a share of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. maintains in force a Comprehensive Securities Insurance Policy with AIG Chile - Compañía de Seguros Generales S.A. with maturity on January 2, 2018, this considers matters of employee fidelity, physical losses, falsification or adulteration, counterfeit currency, for a coverage amount equivalent to US $ 10,000,000.

According to disposition of Chilean Central Bank, it was constituted a bank guarantee corresponding to UF 10,500, with purposes to comply with the requirements of the SOMA contract (Contract for Service of System Open Market Operations) of the Chilean Central Bank. This bank guarantee is readjustable in UF to fixed term, non-endorsable with maturity of July 20, 2017.

It was constituted a bank guarantee No. 358131-4 for UF 229,100, in benefit of the investors with contracts of portfolio management. This bank guarantee is readjustable in UF to fixed term, non-endorsable with maturity of January 10, 2018.

It was constituted a cash guarantee for US$122,494.32, whose purpose is to guarantee compliance with the obligations contracted by operations made through Pershing.

iii.       In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article No. 58, letter D of D.F.L. 251, as of June 30, 2017 the entity maintains two insurance policies which protect it against of possible damages that it could affect it, due to infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The contracted policies are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	60,000
Civil liability policy	500

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.      Contingencies and Commitments, continued:

(d)       Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	June	December
	2017	2016
	MCh$	MCh$

Freely disposition credit lines	32,527	30,799
Bank guarantees provision	19,643	19,159
Guarantees and sureties provision	3,095	3,028
Letters of credit provision	491	509
Other credit commitments	349	186
Total	56,105	53,681

(e)	On January 30, 2014, the Superintendency of Securities and Insurance of Chile brought administrative charges against Banchile Corredores de Bolsa S.A. for the alleged infringement of the second paragraph of Article 53 of Security Market Law in relation to certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM). In relation with the preceding, the second paragraph of Article 53 of Security Market Law states that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice….”.

On October 30, 2014, the Superintendency of Securities and Insurance of Chile imposed a fine of UF 50,000 on Banchile Corredores de Bolsa S.A., for infraction to de second paragraph of Article 53 of the Securities Market Law in relation to certain transaction of SQM-A’s shares intermediated by the Company in 2011.

Banchile Corredores de Bolsa S.A., filed before the Eleventh Civil Court of Santiago a claim against Exempt Resolution No. 270 of October 30, 2014 of the Superintendency of Securities and Insurance (SVS), requesting the annulment of the fine. This claim was accrued to the trial due No. 25.795-2014, of the 22nd Civil Court of Santiago. To date the evidence stage has expired and some court proceedings are pending.

According to the provisions policy, the company has not made provisions because in this trial has not been pronounce the judgment, and as well the consideration of the legal advisor in charge of it, believe that there are solid grounds for the claim to be accepted.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

27.       Equity:

(a) Accounting equity:

(i)	Authorized, subscribed and paid shares:

As of June 30, 2017, the paid-in capital of Banco de Chile is represented by 97,624,347,430 registered shares (97,624,347,430 shares as of December 31, 2016), with no par value, fully subscribed and paid.

(ii)	Shares:

(ii.1)	On March 23, 2017 the Extraordinary Shareholders’ Meeting was approved the capitalization of 40% of the distributable net income for the year 2016. At the closing date of this financial statement no fully paid-in shares, agreed in that meeting has been issued agreed in the mentioned meeting (See Note No.41).

(ii.2)	The following table shows the changes in share from December 31, 2015 to June 30, 2017:

Total
Ordinary Shares

Total shares as of December 31, 2015	96,129,146,433

Total shares as of June 30, 2016	96,129,146,433
Capitalization of earning – Issue fully paid-in shares (*)	1,495,200,997
Total shares as of December 31, 2016	97,624,347,430

Total shares as June 30, 2017	97,624,347,430

(*) Issue and distribution made on July 7, 2016.

66

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

27.       Equity, continued:

(b)      Distributable income:

In accordance with the Bank of Chile’s bylaws in which establish that for the purposes of articles 24, 25 and 28 of Law No. 19,396 and the agreement of November 8, 1996, concluded between the Central Bank of Chile and the Parent Company of Banco de Chile S.A., the net distributable profit of Banco de Chile, shall be that which results from lowering or adding to net income for the year, price-Level restatement of the value of paid-in capital and reserves by effects of the variation of the Consumer Price Index between November of the previous year and November of the current year. This transitional article, which was approved at an Extraordinary Shareholders’ Meeting held on March 25, 2010, will remain in force until the obligation referred in Law 19,396 maintained by the Parent Company of Banco de Chile S.A. is completely paid off directly or indirectly through its subsidiary SAOS S.A.. The above described agreement was submitted under consideration to the Council of the Central Bank of Chile, institution which, in an ordinary session held on December 3, 2009, decided to resolve favorably the proposal.

The distributable income for the period ended as of June 30, 2017 ascend to Ch$262,470 million (Ch$475,388 million as of December 31, 2016).

As stated, the retention of earnings for the year ended December 31, 2016, made in March of 2017 amounted to Ch$76,861 million (the retention of earnings for the year ended December 31, 2015, made in March of 2016 amounted to Ch$95,467 million).

(c)       Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 23, 2017 it was approved the distribution and payment of dividend No. 205 of Ch$2.92173783704 per share of the Banco de Chile, with charged to the net distributable income for the year ended December 31, 2016. The amount of the dividend paid in year 2017 amounts to Ch$342,034 million.

At the Bank Ordinary Shareholders’ Meeting held on March 24, 2016 it was approved the distribution and payment of dividend No. 204 of Ch$3.37534954173 per share of Banco de Chile, with charged to the net distributable income for the year ended December 31, 2016. The amount of the dividend paid in year 2016 amounts to Ch$366,654 million.

(d)       Provision for minimum dividends:

As of January 2016, the Board of Directors established, for minimum dividend purpose, a 60% provision on net distributable income. Accordingly, the Bank recorded in the liability under the item “Provisions” an amount of Ch$157,482 million (Ch$285,233 million in December 2016), reflecting as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

67

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

27.       Equity, continued:

(e)        Earnings per share:

(i)       Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)       Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share at June 30, 2017 and 2016 were determined as follows:

	June	June
	2017	2016
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean Pesos)	299,811	283,512
Weighted average number of ordinary shares (*)	97,624,347,430	97,624,347,430
Earning per shares (in Chilean pesos)	3.07	2.90

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean Pesos)	299,811	283,512
Weighted average number of ordinary shares (*)	97,624,347,430	97,624,347,430
Assumed conversion of convertible debt	—	—
Adjusted number of shares	97,624,347,430	97,624,347,430
Diluted earnings per share (in Chilean pesos)	3.07	2.90

(*)	The year 2016, considers the number of fully paid-in shares issued on July 7 of the same year.

As of June 30, 2017 and 2016, the Bank does not have instruments that generate dilutive effects.

68

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

27.       Equity, continued:

(f)         Other comprehensive income:

This item includes the following concepts:

The adjustment of cash flow hedge derivatives comprises the portion of income recorded in hedge instruments’ equity in a cash flow hedge. During the period 2017 it was made a credit to equity for Ch$10,800 million (charge to equity of Ch$6,394 million during the period 2016). The income tax effect presented a charge to equity of Ch$2,754 million (credit of Ch$1,535 million in June 2016).

The valuation adjustment of investments available for sale originates from fluctuations in the fair value of such portfolio, with a charge or credit to equity. During the period 2017, it was made a credit to equity for Ch$3,821 million (charge of Ch$55,947 million during the period 2016). The deferred tax effect meant a charge to equity of Ch$974 million (credit for Ch$13,428 million in June 2016).

The cumulative translation adjustment is due to the Bank’s valuation of its permanent investments abroad, since it recognizes the effects of exchange differences on these items in equity. There were no variations for this concept (charge to equity of $59 million during the period 2016).

69

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.       Interest Revenue and Expenses:

(a)	On the closing date of the Financial Statement, the composition of interest and indexation income, excluding hedge results, are as follows:

	June 2017				June 2016
	Interest	UF Indexation	Prepaid fees	Total	Interest	UF Indexation	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	354,343	61,174	3,273	418,790	351,176	82,586	1,211	434,973
Consumer loans	303,556	857	4,644	309,057	296,585	856	4,602	302,043
Residential mortgage loans	137,227	84,047	2,022	223,296	128,420	105,856	2,032	236,308
Financial investment	10,643	2,099	—	12,742	14,725	3,874	—	18,599
Repurchase agreements	843	—	—	843	778	—	—	778
Loans to banks	9,761	—	—	9,761	16,421	—	—	16,421
Other interest and UF indexation revenue	1,594	1,363	—	2,957	693	1,042	—	1,735
Total	817,967	149,540	9,939	977,446	808,798	194,214	7,845	1,010,857

The amount of interest recognized on a received basis for impaired portfolio in the period 2017 amounts to Ch$2,838 million (Ch$2,962 million in June 2016).

(b)	At the period end, the stock of interest and UF indexation not recognized in income is the following:

	June 2017			June 2016
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	7,214	1,418	8,632	7,309	3,366	10,675
Residential mortgage loans	2,495	1,666	4,161	2,363	2,145	4,508
Consumer loans	57	17	74	64	12	76
Total	9,766	3,101	12,867	9,736	5,523	15,259

70

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.       Interest Revenue and Expenses, continued:

(c)	At each period end, interest and UF indexation expenses excluding hedge results, are detailed as follows:

	June 2017			June 2016
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	141,668	20,659	162,327	158,375	33,028	191,403
Debt securities issued	92,237	59,467	151,704	95,851	72,075	167,926
Other financial obligations	765	93	858	822	177	999
Repurchase agreements	2,935	—	2,935	2,722	—	2,722
Obligations with banks	8,313	—	8,313	6,577	—	6,577
Demand deposits	97	3,422	3,519	345	3,565	3,910
Other interest and UF indexation expenses	1	350	351	—	299	299
Total	246,016	83,991	330,007	264,692	109,144	373,836

(d)	As of June 30, 2017 and 2016, the Bank uses cross currency and interest rate swaps to hedge its position on movements on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	June 2017			June 2016
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	659	—	659	—	—	—
Loss from fair value accounting hedges	(1,775)	—	(1,775)	(9,090)	—	(9,090)
Gain from cash flow accounting hedges	74,957	22,031	96,988	118,336	124,346	242,682
Loss from cash flow accounting hedges	(43,162)	(72,679)	(115,841)	(157,813)	(112,676)	(270,489)
Net gain on hedge items	(449)	—	(449)	6,148	—	6,148
Total	30,230	(50,648)	(20,418)	(42,419)	11,670	(30,749)

(e)	At each period end, the summary of interest, is as follows:

	June	June
	2017	2016
	MCh$	MCh$

Interest revenue	977,446	1,010,857
Interest expense	(330,007)	(373,836)

Subtotal interest income	647,439	637,021

Net gain (loss) from accounting hedges	(20,418)	(30,749)

Total net interest income	627,021	606,272

71

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.       Income and Expenses from Fees and Commissions:

The income and expenses for commissions that are shown in the Interim Condensed Consolidated Statements of Income for the period correspond to the following items:

	June	June
	2017	2016
	MCh$	MCh$
Commission income
Card services	77,555	71,055
Investments in mutual funds and others	41,318	38,954
Collections and payments	24,815	24,432
Portfolio management	21,390	19,547
Fees for insurance transactions	14,667	13,350
Guarantees and letters of credit	12,122	11,301
Trading and securities management	9,267	6,895
Use of distribution channel	8,590	9,094
Brand use agreement	7,234	7,051
Financial advisory services	2,851	2,214
Lines of credit and overdrafts	2,542	3,115
Other commission earned	10,018	9,595
Total commissions income	232,369	216,603

Commission expenses
Credit card transactions	(44,633)	(48,803)
Interbank transactions	(6,036)	(4,680)
Collections and payments	(3,081)	(3,211)
Securities transactions	(2,802)	(1,595)
Sales force	(49)	(327)
Other commission	(348)	(230)
Total commissions expenses	(56,949)	(58,846)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

30.       Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	June	June
	2017	2016
	MCh$	MCh$

Financial assets held-for-trading	35,518	32,460
Sale of available-for-sale instruments	1,070	60,822
Sale of loan portfolios	576	2,367
Net income on other transactions	104	730
Trading derivative	(10,561)	2,881
Total	26,707	99,260

31.       Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	June	June
	2017	2016
	MCh$	MCh$

Gain from accounting hedges	25,799	(60,377)
Indexed foreign currency	450	73,220
Exchange difference, net	(730)	(6,440)
Total	25,519	6,403

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

32.       Provisions for Loan Losses:

The change registered in income during the periods ended 2017 and 2016 due to provisions, is summarized as follows:

			Loans to customers
	Loans and advance to banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	June	June	June	June	June	June	June	June	June	June	June	June	June	June
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	(165)	—	—	—	—	—	—	—	—	—	(581)	—	(746)	—
- Group provisions	—	—	(18,948)	(20,656)	(3,052)	(1,784)	(127,938)	(126,622)	(149,938)	(149,062)	(1,843)	—	(151,781)	(149,062)
Provisions established, net	(165)	—	(18,948)	(20,656)	(3,052)	(1,784)	(127,938)	(126,622)	(149,938)	(149,062)	(2,424)	—	(152,527)	(149,062)

Provisions released:
- Individual provisions	—	167	6,133	13,726	—	—	—	—	6,133	13,726	—	1,839	6,133	15,732
- Group provisions	—	—	—	—	—	—	—	—	—	—	—	6,579	—	6,579
Provisions realeased, net	—	167	6,133	13,726	—	—	—	—	6,133	13,726	—	8,418	6,133	22,311

Provision, net	(165)	167	(12,815)	(6,930)	(3,052)	(1,784)	(127,938)	(126,622)	(143,805)	(135,336)	(2,424)	8,418	(146,394)	(126,751)

Additional provision	—	—	—	(52,075)	—	—	—	—	—	(52,075)	—	—	—	(52,075)

Recovery of written-off assets	—	—	4,922	4,836	1,409	1,208	14,845	15,023	21,176	21,067	—	—	21,176	21,067

Provision for loan losses, net	(165)	167	(7,893)	(54,169)	(1,643)	(576)	(113,093)	(111,599)	(122,629)	(166,344)	(2,424)	8,418	(125,218)	(157,759)

In the opinion of the Administration, provisions constituting for credit risk cover all possible losses that may arise from the non-recovery of assets, according to the records examined by the Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

33.       Personnel Expenses:

The composition of personnel expenses during the periods 2017 and 2016, are as follows:

	June	June
	2017	2016
	MCh$	MCh$

Salaries	117,377	113,297
Bonuses and incentives	20,520	24,636
Variable compensation	17,432	21,898
Lunch and health benefits	13,465	13,682
Gratifications	13,033	12,891
Staff severance indemnities	10,243	9,458
Training expenses	1,878	1,469
Other personnel expenses	9,128	9,289
Total	203,076	206,620

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

34.       Administrative Expenses:

The composition of the item, is as follows:

	June	June
	2017	2016
	MCh$	MCh$

General administrative expenses
Information technology and communications	34,614	33,073
Maintenance and repair of property and equipment	17,416	17,971
Office rental and equipment	12,966	12,640
Surveillance and securities transport services	6,223	6,715
Office supplies	4,693	4,319
External advisory services and professional services fees	3,754	4,241
Rent ATM area	3,624	3,475
Energy, heating and other utilities	2,831	2,934
Postal box, mail , postage and home delivery services	2,766	3,238
External service of financial information	2,383	1,879
Insurance premiums	2,362	2,305
Legal and notary expenses	2,010	1,757
Representation and travel expenses	1,946	2,130
External service of custody of documentation	1,558	1,366
Donations	1,438	957
Other general administrative expenses	8,511	10,528
Subtotal	109,095	109,528

Outsource services
Credit pre-evaluation	8,898	8,315
Data processing	6,044	5,617
External technological developments expenses	4,654	4,188
Certification and technology testing	3,098	2,906
Other	1,561	1,693
Subtotal	24,255	22,719

Board expenses
Remunerations of the Board of Directors	1,236	1,234
Other Board expenses	258	302
Subtotal	1,494	1,536

Marketing expenses
Advertising	16,063	17,035
Subtotal	16,063	17,035

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	4,509	4,388
Real estate contributions	1,489	1,394
Patents	649	677
Other taxes	535	681
Subtotal	7,182	7,140
Total	158,089	157,958

76

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

35.       Depreciation, Amortization and Impairment:

(a)	The amounts corresponding to charges to results for depreciation and amortization during the periods 2017 and 2016, are detailed as follows:

	June	June
	2017	2016
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	12,838	12,289
Amortization of intangibles assets (Note No. 15 (b))	4,369	4,277
Total	17,207	16,566

(b)	As of June 30, 2017 and 2016 the composition of impairment expenses is the following:

	June	June
	2017	2016
	MCh$	MCh$

Impairment
Impairment of financial instruments	—	—
Impairment of properties and equipment (Note No. 16 (b))	1	4
Impairment of intangible assets (Note No. 15 (b))	—	—
Total	1	4

77

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

36.	Other Operating Income:

During the periods 2017 and 2016, the Bank and its subsidiaries present other operating income, according to the following:

	June	June
	2017	2016
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	2,189	2,845
Other income	24	30
Subtotal	2,213	2,875

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	23	70
Subtotal	23	70

Other income
Credit card income	4,570	4,224
Rental income	4,448	4,295
Expense recovery	1,942	1,642
Correspondent banks reimbursement	1,382	1,453
Gain from sale of leased assets	371	271
Revaluation of prepaid monthly payments	248	264
Gain on sale of property and equipment	146	60
Fiduciary and trustee commissions	103	116
Others	782	1,469
Subtotal	13,992	13,794

Total	16,228	16,739

78

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

37.	Other Operating Expenses:

During the periods 2017 and 2016, the Bank and its subsidiaries present other operating expenses, according to the following:

	June	June
	2017	2016
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	1,634	2,516
Provisions for assets received in lieu of payment	640	394
Expenses to maintain assets received in lieu of payment	277	221
Subtotal	2,551	3,131

Provisions for contingencies
Country risk provisions	2,296	1,377
Other provisions for contingencies	—	6,877
Subtotal	2,296	8,254

Other expenses
Write-offs for operating risks	1,642	1,605
Leasings operational expenses	1,505	323
Credit cards administration	977	2,249
Provisions and charge-offs of other assets	580	1,356
Expenses for charge-off leased assets recoveries	343	527
Contribution to other organisms	137	138
Civil lawsuits	110	24
Credit life insurance	102	117
Others	979	868
Subtotal	6,375	7,207

Total	11,222	18,592

79

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.	Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the Chilean Superintendency of Banks and Financial Institutions (“SBIF”).

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

80

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.      Related Party Transactions, continued:

(a)       Loans to related parties:

The following are the loans and accounts receivable and contingent loans, corresponding to related entities.

	Production Companies (*)		Investment Companies (**)		Individuals (***)		Total
	June	December	June	December	June	December	June	December
	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	416,328	287,396	16,416	27,917	8,550	8,296	441,294	323,609
Residential mortgage loans	—	—	—	—	31,523	31,921	31,523	31,921
Consumer loans	—	—	—	—	6,012	6,496	6,012	6,496
Gross loans	416,328	287,396	16,416	27,917	46,085	46,713	478,829	362,026
Allowance for loan losses	(1,353)	(924)	(41)	(45)	(216)	(293)	(1,610)	(1,262)
Net loans	414,975	286,472	16,375	27,872	45,869	46,420	477,219	360,764

Contingent loans:
Guarantees	12,237	12,266	22,002	762	—	—	34,239	13,028
Letters of credits	249	165	—	—	—	—	249	165
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	44,672	36,681	8,030	7,179	—	—	52,702	43,860
Freely disposition credit lines	59,502	66,772	3,707	1,763	15,820	15,897	79,029	84,432
Other contingencies loans	—	2,000	—	—	—	—	—	2,000
Total contingent loans	116,660	117,884	33,739	9,704	15,820	15,897	166,219	143,485
Provision for contingencies loans	(290)	(271)	(33)	(22)	(43)	(32)	(366)	(325)
Contingent loans, net	116,370	117,613	33,706	9,682	15,777	15,865	165,853	143,160

Amount covered by guarantee:
Mortgage	99,152	93,050	7,194	7,452	47,810	48,272	154,156	148,774
Warrant	—	—	—	—	—	—	—	—
Pledge	2,050	2,900	—	—	3	3	2,053	2,903
Others (****)	11,846	26,330	8,499	8,816	1,887	1,737	22,232	36,883
Total collateral	113,048	122,280	15,693	16,268	49,700	50,012	178,441	188,560

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(a)	Loans with related parties, continued:

(*)	For these effects are considered productive companies, those that meet the following conditions:

i)	They engage in production activities and generate a separate flow of income.

ii)	Less than 50% of their assets are financial assets held-for-trading or investments.

(**)	Investment companies include those legal entities that do not meet the conditions for productive companies and are profit-oriented.

(***)	Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)	These guarantees mainly correspond to shares and other financial guarantees.

(b)	Other assets and liabilities with related parties:

	June	December
	2017	2016
	MCh$	MCh$
Assets
Cash and due from banks	28,880	51,222
Transactions in the course of collection	219,674	7,537
Financial assets held-for-trading	157	—
Derivative instruments	141,306	147,046
Financial assets	7,586	15,129
Other assets	59,408	50,691
Total	457,011	271,625

Liabilities
Demand deposits	213,597	194,503
Transactions in the course of payment	143,370	5,637
Repurchase agreements	18,611	34,710
Savings accounts and time deposits	162,970	267,925
Derivative instruments	158,230	151,398
Borrowings with banks	280,090	242,405
Other liabilities	50,718	60,307
Total	1,027,586	956,885

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.      Related Party Transactions, continued:

(c)	Income and expenses from related party transactions (*):

	June		June
	2017		2016
	Income	Expense	Income	Expense
Type of income or expense recognized	MCh$	MCh$	MCh$	MCh$

Profit/loss for interest	9,251	5,918	9,884	8,131
Profit/loss for commission and services	31,643	34,923	23,338	30,567
Profit/loss for financial operation
Derivative instruments (**)	8,007	15,431	22,525	29,845
Other financial operating	—	—	—	—
Released or established of provision for credit risk	—	159	299	—
Operating expenses	—	58,477	—	63,668
Other income and expenses	198	25	236	1,962

(*)	This detail does not constitute a Statement of Comprehensive Income for related party transactions since the assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and not those corresponding to exact transactions.

(**)	The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net loss of Ch$10,951 million as of June 30, 2017 (net loss of Ch$24,524 million as of June 30, 2016).

(d)	Contracts with related parties:

During the period ended June 30, 2017, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1.000:

Company name	Concept or description of the service
Redbanc S.A.	Operations management through ATM for credit and debit card
Transbank S.A.	Processing operations on credit and debit card transactions
Plaza Oeste S.A.	Office rentals
Plaza La Serena S.A.	Office rentals
Canal 13	Display of advertisements
Citigroup Inc.	Provision of banking and financial services
Servipag S.A.	Collection and payment services
Nexus S.A.	Processing on credit card services
Combanc S.A.	Clearing and settlement services for high amounts payments

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(e)       Payments to key management personnel:

	June	June
	2017	2016
	MCh$	MCh$

Remunerations	2,074	1,882
Short-term benefits	3,302	4,422
Severance pay	—	1,863
Paid based on shares	—	—
Total	5,376	8,167

Composition of key personnel:

	No. of executives
	June	June
	2017	2016
Position
CEO	1	1
CEOs of subsidiaries	6	7
Division Managers	14	14
Total	21	22

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(e)       Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	June		June		June	June	June	June	June	June	June	June
	2017		2016		2017	2016	2017	2016	2017	2016	2017	2016
Name of Directors	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	276	(*)	269	(*)	26	23	197	187	—	—	499	479
Andrónico Luksic Craig	86		84		4	6	—	—	—	—	90	90
Jorge Awad Mehech	14		28		6	13	26	48	—	—	46	89
Jaime Estévez Valencia	29		28		13	13	65	72	—	—	107	113
Gonzalo Menéndez Duque	29		28		11	12	56	63	8	14	104	117
Francisco Pérez Mackenna	29		28		11	10	38	34	—	—	78	72
Rodrigo Manubens Moltedo	29		28		13	12	24	26	—	—	66	66
Thomas Fürst Freiwirth	29		28		11	9	19	19	—	—	59	56
Jorge Ergas Heymann	14		28		6	9	13	29	—	—	33	66
Jean-Paul Luksic Fontbona	29		28		4	5	—	—	—	—	33	33
Alfredo Ergas Segal	14		—		7	—	16	—	—	—	37	—
Andrés Ergas Heymann	14		—		6	—	12	—	—	—	32	—
Other directors of subsidiaries	—		—		—	—	60	67	—	—	60	67
Total	592		577		118	112	526	545	8	14	1,244	1,248

(1)	It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$10 million (Ch$8 million in June 2016).

(*)	It includes a provision of Ch$189 million (Ch$185 million in 2016) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to Ch$195 million (Ch$237 million in June 2016).

Travel and other related expenses amount to Ch$55 million (Ch$40 million in June 2016).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valorization and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. The Financial Risk Management Area is responsible for independent verification of the results of trading and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valorization.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, in the case of options. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require the entry of market parameters, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. In the event that there is no information in active markets, data from external suppliers of market information, prices of similar transactions and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

As part of the valuation process considers two adjustments to the market value of each instrument calculated based on the market parameters; a liquidity adjustment and a Bid/Offer adjustment. The latter represents the impact on the valuation of an instrument depending on whether corresponds to a long or purchased position or if the position corresponds to a short or sold position. To calculate this adjustment is used the active market prices or indicative prices depending on the instrument, considering the Bid, Mid and Offer, respectively.

On the other hand, the liquidity adjustment calculation considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile in relation to the market and the liquidity observed in recent operations in the market.

(v)	Fair value control.

Daily is executed a process of independent verification of prices and rates, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments correspond to the current state of the market and the best estimate of the fair value. The objective of this process is to control that the official market parameters provided by the respective business area, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Control and Management Area. As a result, value differences are obtained at the level of currency, product and portfolio, which are compared against specific ranges for each grouping level.

In the case of relevant differences exist, these are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels with previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

In parallel and complementary, the Financial Risk Control and Management Area generates and reports on daily basis P&L and Exposure to Market Risks, which allow the proper control and consistency of the parameters used in the valuation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is realized at quoted prices (unadjusted) in active markets for identical assets or liabilities. For these instruments there are observable market prices (return internal rates, quote value, price), so that assumptions are not required to value.

In this level, the following instruments are considered: currency futures, Chilean Central Bank and Treasury securities, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 2:	They are financial instruments whose fair value is made with variables other than the prices quoted in Level 1 that are observable for the asset or liability, directly (ie as prices) or indirectly (that is, derived from prices). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.

b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)	Inputs data other than quoted prices that are observable for the asset or liability.

d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some emissions of the Central Bank of Chile and the General Treasury of the Republic.

To value derivatives, it will depend on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, net present value through discounted cash flows is used.

For the rest of the instruments at this level, as for Level 1 debt issues, the valuation is done through the internal rate of return.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.
Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market, (input is not observable by the market).

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market, (input is not observable by the market). Model is based on daily prices.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(b)       Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	June	December	June	December	June	December	June	December
	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	520,228	82,560	691,446	399,786	—	—	1,211,674	482,346
Other instruments issued in Chile	962	673	616,941	887,594		8,960	617,903	897,227
Instruments issued abroad	—	385	—	—	—	—	—	385
Mutual fund investments	37,534	25,823	—	—	—	—	37,534	25,823
Subtotal	558,724	109,441	1,308,387	1,287,380		8,960	1,867,111	1,405,781
Derivative contracts for trading purposes
Forwards	—	—	153,526	163,701	—	—	153,526	163,701
Swaps	—	—	704,466	709,091	—	—	704,466	709,091
Call Options	—	—	1,039	1,558	—	—	1,039	1,558
Put Options	—	—	992	1,584	—	—	992	1,584
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	860,023	875,934	—	—	860,023	875,934
Hedge derivative contracts
Fair value hedge (Swap)	—	—	146	218	—	—	146	218
Cash flow hedge (Swap)	—	—	77,991	63,482	—	—	77,991	63,482
Subtotal	—	—	78,137	63,700	—	—	78,137	63,700
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	229,515	—	122,849	59,200	—	—	352,364	59,200
Other instruments issued in Chile	—	—	519,415	232,780	65,959	76,005	585,374	308,785
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	229,515	—	642,264	291,980	65,959	76,005	937,738	367,985
Total	788,239	109,441	2,888,811	2,518,994	65,959	84,965	3,743,009	2,713,400

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	156,258	138,574	—	—	156,258	138,574
Swaps	—	—	758,730	804,652	—	—	758,730	804,652
Call Options	—	—	1,118	1,979	—	—	1,118	1,979
Put Options	—	—	1,933	867	—	—	1,933	867
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	918,039	946,072	—	—	918,039	946,072
Hedge derivative contracts
Fair value hedge (Swap)	—	—	9,553	10,293	—	—	9,553	10,293
Cash flow hedge (Swap)	—	—	40,723	45,722	—	—	40,723	45,722
Subtotal	—	—	50,276	56,015	—	—	50,276	56,015
Total	—	—	968,315	1,002,087	—	—	968,315	1,002,087

(1)	As of June 30, 2017, 85% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(c)       Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of period for those instruments classified in Level 3, whose fair value is reflected in the financial statements:

	As of June 30, 2017
		Gain (Loss)	Gain (Loss)
	Balance as of January 1, 2017	Recognized in Income (1)	Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of June 30, 2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	8,960	—	—	—	(10,745)	1,785	—	—
Subtotal	8,960	—	—	—	(10,745)	1,785	—	—

Available-for-Sale Instruments:
Other instruments issued in Chile	76,005	(719)	523	4,922	(17,444)	2,672	—	65,959
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	76,005	(719)	523	4,922	(17,444)	2,672	—	65,959

Total	84,965	(719)	523	4,922	(28,189)	4,457	—	65,959

	As of December 31, 2016
	Balance as of January 1, 2016	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	18,028	28	—	8,946	(18,042)	—	—	8,960
Subtotal	18,028	28	—	8,946	(18,042)	—	—	8,960

Available-for-Sale Instruments:
Other instruments issued in Chile	96,125	(5,871)	818	19,270	(31,744)	111	(2,704)	76,005
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	96,125	(5,871)	818	19,270	(31,744)	111	(2,704)	76,005

Total	114,153	(5,843)	818	28,216	(49,786)	111	(2,704)	84,965

(1) Recorded in income under item “Net financial operating income”

(2) Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(d)        Sensitivity of instruments classified in level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 to changes in key valuation assumptions:

	As of June 30, 2017		As of December 31, 2016
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	—	—	8,960	(176)
Total	—	—	8,960	(176)
Available-for- Sale Instruments
Other instruments issued in Chile	65,959	(1,011)	76,005	(1,255)
Instruments issued abroad	—	—	—	—
Total	65,959	(1,011)	76,005	(1,255)

Total	65,959	(1,011)	84,965	(1,431)

In order to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered a reasonable move taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(e)       Other assets and liabilities:

The following table summarizes the fair values of the main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	June	December	June	December
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,156,318	1,408,167	1,156,318	1,408,167
Transactions in the course of collection	901,313	376,252	901,313	376,252
Repurchase agreements and securities lending	55,809	55,703	55,809	55,703
Subtotal	2,113,440	1,840,122	2,113,440	1,840,122
Loans and advances to banks
Domestic banks	—	208,303	—	208,303
Central Bank of Chile	326	700,341	326	700,341
Foreign banks	380,056	264,273	380,056	264,273
Subtotal	380,382	1,172,917	380,382	1,172,917
Loans to customers, net
Commercial loans	14,160,731	14,164,529	13,930,680	13,998,477
Residential mortgage loans	7,214,936	6,886,320	7,662,080	7,313,953
Consumer loans	3,667,797	3,724,694	3,664,392	3,728,302
Subtotal	25,043,464	24,775,543	25,257,152	25,040,732
Total	27,537,286	27,788,582	27,750,974	28,053,771

Liabilities
Current accounts and other demand deposits	8,212,432	8,321,148	8,212,432	8,321,148
Transactions in the course of payment	657,276	194,982	657,276	194,982
Repurchase agreements and securities lending	186,082	216,817	186,082	216,817
Savings accounts and time deposits	10,544,640	10,552,901	10,562,433	10,563,751
Borrowings from banks	1,121,958	1,040,026	1,117,391	1,036,091
Other financial obligations	152,571	186,199	152,571	186,199
Subtotal	20,874,959	20,512,073	20,888,185	20,518,988
Debt Issued
Letters of credit for residential purposes	24,919	28,893	26,756	30,918
Letters of credit for general purposes	3,105	4,021	3,334	4,303
Bonds	5,874,167	5,431,575	6,074,147	5,594,748
Subordinate bonds	707,487	713,438	724,369	720,455
Subtotal	6,609,678	6,177,927	6,828,606	6,350,424
Total	27,484,637	26,690,000	27,716,791	26,869,412

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(e)       Other assets and liabilities, continued:

The other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the discounted cash flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

96

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial assets and liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of June 30, 2017 and December 31, 2016:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	June	December	June	December	June	December	June	December
	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,156,318	1,408,167	—	—	—	—	1,156,318	1,408,167
Transactions in the course of collection	901,313	376,252	—	—	—	—	901,313	376,252
Repurchase agreements and security lending	55,809	55,703	—	—	—	—	55,809	55,703
Subtotal	2,113,440	1,840,122	—	—	—	—	2,113,440	1,840,122
Loans and advances to banks
Domestic banks	—	208,303	—	—	—	—	—	208,303
Central Bank	326	700,341	—	—	—	—	326	700,341
Foreign banks	380,056	264,273	—	—	—	—	380,056	264,273
Subtotal	380,382	1,172,917	—	—	—	—	380,382	1,172,917
Loans to customers, net
Commercial loans	—	—	—	—	13,930,680	13,998,477	13,930,680	13,998,477
Residential mortgage loans	—	—	—	—	7,662,080	7,313,953	7,662,080	7,313,953
Consumer loans	—	—	—	—	3,664,392	3,728,302	3,664,392	3,728,302
Subtotal	—	—	—	—	25,257,152	25,040,732	25,257,152	25,040,732
Total	2,493,822	3,013,039	—	—	25,257,152	25,040,732	27,750,974	28,053,771

Liabilities
Current accounts and other demand deposits	8,212,432	8,321,148	—	—	—	—	8,212,432	8,321,148
Transactions in the course of payment	657,276	194,982	—	—	—	—	657,276	194,982
Repurchase agreements and security lending	186,082	216,817	—	—	—	—	186,082	216,817
Savings accounts and time deposits	—	—	—	—	10,562,433	10,563,751	10,562,433	10,563,751
Borrowings from banks	—	—	—	—	1,117,391	1,036,091	1,117,391	1,036,091
Other financial obligations	152,571	186,199	—	—	—	—	152,571	186,199
Subtotal	9,208,361	8,919,146	—	—	11,679,824	11,599,842	20,888,185	20,518,988
Debt Issued
Letters of credit for residential purposes	—	—	26,756	30,918	—	—	26,756	30,918
Letters of credit for general purposes	—	—	3,334	4,303	—	—	3,334	4,303
Bonds	—	—	6,074,147	5,594,748	—	—	6,074,147	5,594,748
Subordinated bonds	—	—	—	—	724,369	720,455	724,369	720,455
Subtotal	—	—	6,104,237	5,629,969	724,369	720,455	6,828,606	6,350,424
Total	9,208,361	8,919,146	6,104,237	5,629,969	12,404,193	12,320,297	27,716,791	26,869,412

97

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(f)     Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity (less than 3 months), it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

	Assets		Liabilities

-	Cash and deposits in banks	-	Current accounts and other demand deposits

-	Transactions in the course of collection	-	Transactions in the course of payments

-	Repurchase agreements and security lending	-	Repurchase agreements and security lending

-	Loans and advance to banks	-	Other financial obligations

●	Loans to Customers: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price policy. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions and Subordinated Bonds: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

98

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(g)       Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	June	December	June	December	June	December	June	December	June	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	938,160	939,634	(238,657)	(307,921)	(353,308)	(280,439)	(66,355)	(54,336)	279,840	296,938

Derivative financial liabilities	968,315	1,002,087	(238,657)	(307,921)	(353,308)	(280,439)	(114,318)	(164,889)	262,032	248,838

99

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

40.       Maturity of Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of June 30, 2017 and December 31, 2016, respectively. As these are for trading and available-for-sale instruments are included at their fair value:

	As of June 30, 2017
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,156,318	—	—	1,156,318	—	—	—	—	1,156,318
Transactions in the course of collection	901,313	—	—	901,313	—	—	—	—	901,313
Financial Assets held-for-trading	1,867,111	—	—	1,867,111	—	—	—	—	1,867,111
Repurchase agreements and security lending	36,687	16,088	3,034	55,809	—	—	—	—	55,809
Derivative instruments	77,498	59,252	166,643	303,393	225,009	101,394	308,364	634,767	938,160
Loans and advances to banks (*)	113,440	34,180	220,115	367,735	13,341	—	—	13,341	381,076
Loans to customers (*)	3,758,657	2,003,933	4,538,724	10,301,314	5,253,284	2,887,603	7,193,776	15,334,663	25,635,977
Financial assets available-for-sale	1,509	30,226	323,065	354,800	159,779	212,902	210,257	582,938	937,738
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	7,912,533	2,143,679	5,251,581	15,307,793	5,651,413	3,201,899	7,712,397	16,565,709	31,873,502

	As of December 31, 2016
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,408,167	—	—	1,408,167	—	—	—	—	1,408,167
Transactions in the course of collection	376,252	—	—	376,252	—	—	—	—	376,252
Financial Assets held-for-trading	1,405,781	—	—	1,405,781	—	—	—	—	1,405,781
Repurchase agreements and security lending	30,963	21,967	2,773	55,703	—	—	—	—	55,703
Derivative instruments	43,797	55,575	200,634	300,006	210,405	129,277	299,946	639,628	939,634
Loans and advances to banks (*)	957,451	84,668	111,200	1,153,319	20,127	—	—	20,127	1,173,446
Loans to customers (*)	3,644,168	2,170,725	4,751,613	10,566,506	4,890,508	2,998,249	6,930,271	14,819,028	25,385,534
Financial assets available-for-sale	1,955	3,816	39,664	45,435	100,933	39,026	182,591	322,550	367,985
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	7,868,534	2,336,751	5,105,884	15,311,169	5,221,973	3,166,552	7,412,808	15,801,333	31,112,502

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$592,513 million (Ch$609,991 million in 2016) for loans to customers and Ch$694 million (Ch$529 million in 2016) for borrowings from financial institutions.

100

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

40.       Maturity of Assets and Liabilities, continued:

	As of June 30, 2017
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,212,432	—	—	8,212,432	—	—	—	—	8,212,432
Transactions in the course of payment	657,276	—	—	657,276	—	—	—	—	657,276
Repurchase agreements and security lending	175,910	10,172	—	186,082	—	—	—	—	186,082
Savings accounts and time deposits (**)	4,706,539	2,743,126	2,668,860	10,118,525	208,791	651	187	209,629	10,328,154
Derivative instruments	30,654	65,397	147,585	243,636	242,487	119,649	362,543	724,679	968,315
Borrowings from financial institutions	128,726	139,792	840,093	1,108,611	13,347	—	—	13,347	1,121,958
Debt issued:
Mortgage bonds	1,978	2,491	5,066	9,535	9,957	5,268	3,264	18,489	28,024
Bonds	125,968	411,578	507,374	1,044,920	861,697	911,149	3,056,401	4,829,247	5,874,167
Subordinate bonds	3,396	1,999	46,818	52,213	51,294	39,616	564,364	655,274	707,487
Other financial obligations	118,387	2,862	12,363	133,612	16,545	1,925	489	18,959	152,571
Total liabilities	14,161,266	3,377,417	4,228,159	21,766,842	1,404,118	1,078,258	3,987,248	6,469,624	28,236,466

	As of December 31, 2016
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,321,148	—	—	8,321,148	—	—	—	—	8,321,148
Transactions in the course of payment	194,982	—	—	194,982	—	—	—	—	194,982
Repurchase agreements and security lending	200,811	16,006	—	216,817	—	—	—	—	216,817
Savings accounts and time deposits (**)	4,843,628	2,298,731	3,042,414	10,184,773	158,871	570	252	159,693	10,344,466
Derivative instruments	40,827	69,950	160,377	271,154	225,882	135,192	369,859	730,933	1,002,087
Borrowings from financial institutions	261,084	231,987	526,825	1,019,896	20,130	—	—	20,130	1,040,026
Debt issued:
Mortgage bonds	2,438	2,513	6,035	10,986	11,394	6,341	4,193	21,928	32,914
Bonds	92,788	246,955	380,774	720,517	1,035,241	792,493	2,883,324	4,711,058	5,431,575
Subordinate bonds	3,105	1,914	47,566	52,585	53,903	39,317	567,633	660,853	713,438
Other financial obligations	150,574	2,505	11,407	164,486	18,239	2,823	651	21,713	186,199
Total liabilities	14,111,385	2,870,561	4,175,398	21,157,344	1,523,660	976,736	3,825,912	6,326,308	27,483,652

(**)       Excludes term saving accounts, which amount to Ch$216,486 million (Ch$208,435 million in 2016).

101

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Subsequent Events:

On July 13, 2017, and regarding the capitalization of 40% of the net distributable profit for the 2016 fiscal year, through the issuance of fully paid-in shares agreed at the Extraordinary Shareholders’ Meeting held on March 23, 2017, Banco de Chile reported as essential fact the following;

(a)	At the referred Extraordinary Shareholders’ Meeting, it was agreed to increase the capital of the Bank in the amount of CLP$133,353,827,359 through the issuance of 1,819,784,762 fully paid-in shares, with no par value, payable against the net distributable profit of the fiscal year 2016 that was not distributed as a dividend, as agreed in the Ordinary Shareholders Meeting held on the same day.

The Superintendency of Banks and Financial Institutions approved the bylaws reform, through Resolution No. 260 of May 25 of this year, which was registered in the Commercial Registry of Santiago to fs.43,218 No. 23,646 of the year 2017 and published in the Diario Oficial of Chile (equivalent to the “Federal Register”) of June 1, 2017.

The issue of the fully paid-in shares was recorded in the Securities Registry of the aforementioned Superintendence with No. 1/2017, dated July 11, 2017.

(b)	The Board of Directors of Banco de Chile, in Session No. BCH 2,862, dated July 13, 2017, agreed to set as the date for issuing and distributing the fully paid-in shares on July 27, 2017.

(c)	The shareholders who are registered in the Register of Shareholders of the Company at July 21, 2017 shall be entitled to receive the new shares, at the rate of 0.02658058439 fully paid-in shares for each share.

(d)	The respective securities will be duly assigned to each shareholder, and will only be printed for those who subsequently request it in writing in the Stock Department of the Bank of Chile.

(e)	As a result of the issue of fully paid-in shares, the Bank’s capital is divided into 99,444,132,192 nominative shares, with no par value, fully subscribed and paid.

In Management’s opinion, there are no others significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between June 30, 2017 and the date of issuance of these Interim Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer

102

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2017

Banco de Chile

/S/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O. CEO